WEDNESDAY **APRIL 22**


SPIRIT
AEROSYSTEMS
WHERE FLIGHT BEGINS

NOTICE OF 2020 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

2020



# DEAR FELLOW STOCKHOLDERS



**Thomas C. Gentile III**
PRESIDENT AND
CHIEF EXECUTIVE OFFICER



**Robert D. Johnson**
CHAIRMAN

March 20, 2020

On behalf of the Board of Directors, we are delighted to invite you to attend the 2020 Annual Meeting of Stockholders (the "Annual Meeting") of Spirit AeroSystems Holdings, Inc. (the "Company" or "Spirit"). We hope you can join us on Wednesday, April 22, 2020, at 11:00 a.m. at the Grand Hyatt DFW, 2337 S. International Pkwy., Dallas, TX 75261. Details of the business to be conducted at the Annual Meeting are included in the attached Notice and accompanying Proxy Statement.

2019 was an unprecedented year for the Company due to the worldwide grounding of the B737 MAX, our largest program. Spirit faced many challenges resulting from the grounding, including needing to reduce costs designed for a production rate of 57 aircraft per month, designing storage plans for grounded aircraft, and having to face difficult decisions about rightsizing our workforce.

Last year was also one of growth for Spirit as we continued to execute our diversification strategy. We announced our acquisition of select Bombardier aerostructures and aftermarket assets, which represents a new frontier for Spirit and will expand our Airbus work content and give us a very significant work package on the A220 - a fully integrated wing. We also expanded our defense profile by acquiring Fiber Materials Inc. (the acquisition closed in January 2020), which provides us additional exposure to defense customers and brings us key work content in the rapidly expanding hypersonics space.

We continued to improve our governance profile and expand our capabilities when we welcomed Stephen A. Cambone onto the Board in October. Steve is a seasoned defense leader and well-versed in cyber matters. His contributions to the Board are tremendous, and we are grateful for his experience as we navigate defense growth and our increasingly interconnected marketplace.

We are excited about the Company's future as we expand our capabilities and expertise. Due to the continued grounding of the B737 MAX and the resulting lower production rates, challenges will continue. However, we have the right leadership and Board in place to conquer these challenges and help us emerge as a stronger, more diversified company.

We thank you for your continued support of Spirit and look forward to the Annual Meeting.



# Notice of
# 2020 Annual Meeting of Stockholders

**3801 S. Oliver St.**
**Wichita, KS 67210-2112**

**March 20, 2020**

The 2020 Annual Meeting of Stockholders (the "Annual Meeting") of Spirit AeroSystems Holdings, Inc. ("Spirit" or the "Company") will be held:

**WEDNESDAY, APRIL 22, 2020**

**11:00 a.m. Central Time**
**Grand Hyatt DFW**
**2337 S. International Pkwy.**
**Dallas, TX 75261**

Items of business include:

1. Election of 10 nominees as directors;
2. Advisory vote to approve the compensation of the Company's named executive officers;
3. Ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2020;
4. The stockholder proposal requesting that the Board of Directors adopt a bylaw requiring that any Board-approved bylaw amendment be subject to a non-binding stockholder vote; and
5. The transaction of any other business that properly comes before the meeting.

The record date for the Annual Meeting is February 24, 2020 (the "Record Date"). Only stockholders of record of our Class A Common Stock (the "Common Stock") as of the close of business on the Record Date are entitled to vote at the Annual Meeting. You may vote in person at the Annual Meeting, or by internet, phone, or mail (by returning your proxy card or voting instruction form). For more detailed information on voting, see the section titled "General Information." Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible.

Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), the Company has elected to send you a full set of proxy materials (and notify you of the availability of the Company's proxy materials on the internet). On March 20, 2020, we commenced mailing proxy materials and our Annual Report to our stockholders.

***

**While we intend to hold the meeting in person at this time, we are closely monitoring the coronavirus, or COVID-19, situation. If it becomes necessary for us to hold the meeting by means of remote communication, we will announce that decision promptly, and details on how to participate will be available at https://www.spiritaero.com/2020-annual-meeting.**

***

By order of the Board of Directors.

Sincerely,

*Stacy Cozad*

**Stacy Cozad**
*Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary*

---

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 22, 2020:**
**The Proxy Statement and Annual Report are available at http://www.proxyvote.com**

# Table of Contents

# PROXY STATEMENT SUMMARY

This summary highlights certain information contained elsewhere in the accompanying Proxy Statement. This summary does not contain all the information you should consider before voting your shares. For more complete information regarding the proposals to be voted on at the Annual Meeting and our 2019 performance, please review the entire Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

We use the terms "Spirit," the "Company," "we," "us," and "our" in this Proxy Statement to refer to Spirit AeroSystems Holdings, Inc. and its consolidated subsidiaries.

## Matters to Be Voted On at the Annual Meeting

| | | |
|---|---|---|
| **1** | Election of directors | **Board Recommends FOR** Each Nominee ✓ |
| **2** | Advisory vote to approve compensation of named executive officers | **Board Recommends FOR** ✓ |
| **3** | Ratify selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2020 | **Board Recommends FOR** ✓ |
| **4** | Stockholder proposal: stockholder vote on all Board-approved bylaw amendments | **Board Recommends AGAINST** ✗ |

## Casting Your Vote

Stockholders of record of our Common Stock as of February 24, 2020, may vote their shares using any of the following methods:

| **BY INTERNET** | **MOBILE DEVICE** | **BY MAIL** | **BY PHONE** | **IN PERSON** |
|---|---|---|---|---|
| Visit www.proxyvote.com | Use your tablet or smartphone to scan the QR code above | Complete and return the enclosed proxy card or voting instruction form | Call 1-800-690-6903 | Vote in person at the Annual Meeting; see "General Information — How Do I Attend the Annual Meeting" |

# About Spirit

## Quick Spirit Facts

| | |
|---|---|
| **HEADQUARTERS** | Wichita, Kansas |
| **WORLDWIDE EMPLOYEES** | Approximately 15,000 |
| **LOCATIONS** | Kansas, Maine, North Carolina, Oklahoma and Texas, U.S.; U.K.; France; Malaysia |
| **MAJOR CUSTOMERS** | Airbus, Boeing, Bell Helicopter, Lockheed Martin (Sikorsky), Mitsubishi Aircraft Corporation, Northrop Grumman, Rolls-Royce |

## Business Overview

Spirit is a leading tier-one global aerostructures provider. We manufacture large aerostructures, including fuselages, wing structures, engine nacelles, pylons, fan cowls, thrust reversers, and systems integration for the world's premier aircraft. Spirit's capabilities include metal manufacturing and assembly, precision assembly, and composites manufacturing.

Our engineering capabilities, combined with our capacity for high-volume production, have positioned Spirit as a leading aerostructures supplier to both Airbus and Boeing. For Boeing, we manufacture the B737 fuselage, the front section of the B787 fuselage, and otherwise manufacture parts for every Boeing commercial aircraft currently in production. Further, for Airbus, we supply fuselage and wing aerostructures content on the A350 XWB and wing aerostructures content on the A320 and A330. We are adding new Airbus content and contracts with other customers with the previously announced Asco and Bombardier acquisitions. Spirit also supplies aerostructures for various regional and business jet programs, including pylons on the A220 and Mitsubishi Regional Jet, as well as nacelles for Rolls-Royce engines used on Gulfstream aircraft.

In addition to producing aerostructures for commercial aircraft, Spirit designs, engineers, and manufactures structural components for military programs. We have been awarded a significant amount of work for Boeing's P-8, C-40, and KC-46 tanker, all of which are commercial aircraft modified for military use. We are also involved in the development and production of various parts for the Sikorsky CH-53K heavy-lift helicopter and Bell V-280 tiltrotor aircraft. In addition, Spirit is proud to be a member of the Northrop Grumman B-21 Raider industry team. Spirit has invested heavily in research and development labs that enable us to deliver innovation and value on defense programs.

Spirit recently acquired Fiber Materials Inc. ("FMI"), an industry-leading technology company specializing in multi-directional reinforced composites that enable high-temperature applications such as thermal protection systems, re-entry vehicle nose tips, as well as rocket motor throats and nozzles. FMI's unique capabilities have positioned it as a leader in carbon-carbon high-temperature materials for hypersonic missiles, which the U.S. Department of Defense has identified as a national priority.

Spirit expects to complete its previously announced acquisitions of Asco and Bombardier aerostructures in 2020, which will increase its exposure to Airbus, business and regional jets, and defense work.

# Spirit Values and Fundamental Behaviors



## Values

At Spirit, we believe that culture and values play an important role in the success of corporate strategy. Values are demonstrated in the way we think, act, and ultimately achieve results. The following values guide our ways of working:

**Transparency**
I am open, honest, and respectful with my communication. I speak up to share my ideas and build trust by making my intentions clear.

**Collaboration**
I align my actions with others, so we work together to achieve the best outcome in everything we do.

**Inspiration**
I encourage the best from others, and I lead by example to ensure innovation is a component of our success.

## Fundamental Behaviors

| | **Safety** | Our employees are our greatest asset. We are committed to conducting our operations in a manner that prioritizes the safety and continued health of our employees and other workers. We are committed to continual assessment, training, and investment to execute our safety goals and reduce injuries and incidents. |
| --- | --- | --- |
| | **Quality** | We are committed to continually improving our quality and meeting or exceeding our customers' quality expectations. |
| | **On-Time Delivery** | We are committed to successful on-time delivery. The success of our customers depends on our ability to meet their delivery expectations consistently. |
| | **Customer Focused** | Being a trusted partner to our customers is essential to our ability to win profitable new business. We focus on our customers by meeting our operating commitments and working alongside our customers to develop innovative solutions to their challenges. We are committed to continually investing in new technologies to improve quality, lower costs, and increase production capabilities, in a mutually beneficial way. |

# About Spirit's Director Nominees and Governance Practices

## Director Nominees

| Name | Age | Director Since | Principal Occupation | Independent | Committee Memberships |
|---|---|---|---|---|---|
| Stephen A. Cambone | 67 | 2019 | Associate Vice Chancellor for Cyber Initiatives, Texas A&M University System | Yes | Audit Risk |
| Charles L. Chadwell | 79 | 2008 | Retired VP/GM of Commercial Engine Operations, GE Aircraft Engines | Yes | Governance (Chair) Compensation |
| Irene M. Esteves | 61 | 2015 | Retired CFO, Time Warner Cable Inc. | Yes | Audit (Chair) Risk |
| Paul E. Fulchino | 73 | 2006 | Retired Chairman, President and CEO, Aviall, Inc. | Yes | Compensation (Chair) Governance |
| Thomas C. Gentile III | 55 | 2016 | President and CEO, Spirit AeroSystems Holdings, Inc. | No | |
| Richard A. Gephardt | 79 | 2006 | President and CEO, Gephardt Group | No | |
| Robert D. Johnson, Chairman | 72 | 2006 | Retired CEO, Dubai Aerospace Enterprise Ltd. | Yes | Compensation Governance |
| Ronald T. Kadish | 71 | 2006 | Retired EVP, Booz Allen Hamilton | Yes | Risk (Chair) Governance |
| John L. Plueger | 65 | 2014 | President and CEO, Air Lease Corporation | Yes | Audit Risk |
| Laura H. Wright | 60 | 2018 | Retired SVP and CFO, Southwest Airlines | Yes | Audit Risk |

## Director Nominee Experience

| | Cambone | Chadwell | Esteves | Fulchino | Gentile | Gephardt | Johnson | Kadish | Plueger | Wright |
|---|---|---|---|---|---|---|---|---|---|---|
| Public Company CEO | | | | • | • | | | | • | |
| Public Company CFO | | | • | | | | | | | • |
| Aviation Operations Management | | • | | • | • | | • | • | • | • |
| Public Company Board | | • | • | • | • | • | • | • | • | • |
| Executive Compensation | | • | | • | • | | • | | • | • |
| Risk Management | • | | • | | • | | • | • | | • |
| M&A | | | • | • | • | | • | | | • |
| Senior Government | • | | | | | • | | • | | |
| Cyber | • | | | | | | | • | | |
| International | • | | | | • | | • | | • | |
| Defense | • | • | | | • | | • | • | | |

## Board Composition



GENDER

2
Women
20%
Women
8
Men

TENURE

5
0-6 Years
5
>6 Years

INDEPENDENCE

2
Non-
Independent
80%
Independent
8
Independent

## Corporate Governance Highlights

| Board Practices | Stockholder Protections |
|---|---|
| 8 out of 10 director nominees are independent | Right to call special meetings |
| All committees are composed solely of independent directors | No poison pill or similar plan |
| Separate chairman and CEO | Active stockholder engagement program |
| Regular executive sessions of non-management directors | Annual say-on-pay vote |
| Annual Board and committee evaluations | Annual election of all directors |
| Robust stock ownership requirements for directors | Majority voting standard in uncontested director elections |
| Regularly analyze Board and committee composition and succession | Right to act by written consent |
| Risk oversight process with separate committee roles | Market-standard proxy access right |
| Overboarding policy | Insiders are not permitted to short sell, hedge, or pledge Company securities |

# About Spirit's Executive Compensation Program

## Overview of Spirit's Executive Compensation Program

Highlights of our executive compensation program are below. For a full understanding of the compensation we pay to our named executive officers, please review our "Compensation Discussion and Analysis" and the related compensation tables in this Proxy Statement.

Our compensation objectives are to (i) attract, retain, and motivate highly qualified executive officers, (ii) pay-for-performance using short-term and long-term incentives, (iii) align interests of the Company's executive officers with the Company's stockholders by using compensation performance measures that are meaningful to our stockholders, and (iv) ensure compensation does not encourage inappropriate risk-taking by diversifying performance measures, using payment caps, and maintaining clawback policies, among other things. The 2019 compensation structure (excluding perquisite and "other" compensation, and excluding Mr. Kapoor) for our CEO and the other named executive officers ("NEOs") is below. As the charts below demonstrate, 88% of our CEO's direct compensation was variable based on performance goals, while 79% of the other NEOs' direct compensation was variable based on performance.



CEO PAY MIX

- 12% Salary
- 18% Annual Cash Incentive
- 88% At-Risk/Variable
- 28% Performance-Based Restricted Stock
- 42% Time-Based Restricted Stock



OTHER NEO PAY MIX

- 21% Salary
- 21% Annual Cash Incentive
- 79% At-Risk/Variable
- 17% Performance-Based Restricted Stock
- 41% Time-Based Restricted Stock

## 2019 Pay-for-Performance Metrics

| | Incentive Program | Financial Metrics | Weighting |
|---|---|---|---|
| **ANNUAL CASH INCENTIVE** | Company Portion of Annual Cash Incentive (75-80%) | Adjusted Free Cash Flow* | 50% |
| | | Adjusted EBIT* | 30% |
| | | Revenue | 20% |
| | Individual Portion of Annual Cash Incentive (20-25%) | None; based on individual performance goals | 100% |
| **LONG-TERM INCENTIVES** | Time-Based Restricted Stock | Stock Price | 60% |
| | Performance-Based Restricted Stock | Free Cash Flow as a Percentage of Revenue* | 20% |
| | | Total Stockholder Return | 20% |

\* Please see *Appendix A* for an explanation and reconciliation of these non-GAAP measures.

## Compensation Practices

| Best Practices | What the Company Doesn't Do |
|---|---|
| ⊘ Align pay and performance - substantial portion of pay is delivered through variable, at-risk compensation | ⊘ No ongoing new defined-benefit Supplemental Executive Retirement Plan accruals |
| ⊘ Payout of annual cash incentive and performance-based restricted stock awards is capped at 200% | ⊘ No short selling, pledging, or hedging stock |
| ⊘ Performance goals are relevant, challenging, and tied to key measures of profitability and performance | ⊘ No enhanced health and welfare benefit plans for executives |
| ⊘ Long-term incentives paid entirely in stock | ⊘ No accumulation of dividends on unvested performance-based restricted stock awards |
| ⊘ Clawback policies | ⊘ No dividend payments on time-based restricted stock awards until they vest |
| ⊘ Robust stock ownership requirements | ⊘ No tax gross-ups related to a change-in-control |
| ⊘ Double-trigger change-in-control provisions | ⊘ No guaranteed payouts on performance-based compensation (except for upon death, disability, or qualifying retirement) |
| ⊘ Stockholders cast an annual advisory say-on-pay vote | ⊘ No share recycling (other than in the context of forfeited shares) |

# PROPOSAL 1   ELECTION OF DIRECTORS

## Overview

The Board of Directors is elected each year at the Company's annual meeting of stockholders. Spirit currently has 10 directors. Each director elected at the Annual Meeting will serve until the 2021 annual meeting of stockholders and until the election and qualification of his or her respective successor, subject to the director's earlier death or disability.

Based on the recommendations of the Company's Corporate Governance and Nominating Committee (the "Governance Committee"), the Board has nominated each of the persons listed below for election as directors. Except for Dr. Cambone, who joined the Board on October 22, 2019, all nominees have served as directors of the Company since the 2019 annual meeting of stockholders.

Each of the nominees has agreed to serve if elected and, as of the date of this Proxy Statement, the Company has no reason to believe that any nominee will be unavailable to serve. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders' intention is to vote the proxies for such other person as may be designated by the present Board to fill such vacancy.

The following information with respect to the 10 nominees is based on information furnished to the Company by each nominee and highlights the specific experience, qualifications, attributes, and skills of the individual nominees that have led the Board to conclude that each should continue to serve on the Board.

## Director Nominees



### Stephen A. Cambone

**Age 67**
**Director Since 2019**
**Independent Director**

*Recent Professional Experience:*
- Associate Vice Chancellor for Cyber Initiatives, Texas A&M University System (2017-present)
- Trustee, Rumsfeld Foundation (2012-present)
- Founder, Adirondack Advisors, LLC (2012-2018)
- Senior positions at QinetiQ, Inc. (2007-2012), including Executive Vice President, Strategic Development, and President, Missions Solution Group
- Undersecretary of Defense for Intelligence, U.S. Department of Defense (2003-2006) (served in other roles with the U.S. Department of Defense from 2001-2003)

*Current Public Company Directorships:*
- Spirit AeroSystems Holdings, Inc. (2019-present)

*Committee Assignments:*
- Audit
- Risk

**Qualifications, Experience, Key Attributes, and Skills:** Dr. Cambone brings to the Board extensive governmental affairs, defense, and intelligence expertise, along with executive leadership experience in the defense technology industry. Dr. Cambone yields world-class knowledge of cybersecurity matters and invaluable insight into strategic development given his years of experience in the private sector and government.



### Charles L. Chadwell

**Age 79**
**Director Since 2008**
**Independent Director**

*Pre-Retirement Professional Experience:*

- Vice President and General Manager of Commercial Engine Operations, General Electric Aircraft Engines ("GE Aviation")(1994-2002)
- Vice President, Operations, GE Aviation (1990-1994)
- Vice President, Human Resources, GE Aviation (1988-1990)

*Current Public Company Directorships:*

- Spirit AeroSystems Holdings, Inc. (2008-present)

*Former Public Company Directorships Held in the Past Eight Years:*

- B/E Aerospace (2007-2012)

*Committee Assignments:*

- Governance (Chair)
- Compensation

**Qualifications, Experience, Key Attributes, and Skills:** Mr. Chadwell brings to the Board critical supply chain and manufacturing operations expertise, and executive leadership experience, within the commercial and defense aviation industry. Mr. Chadwell provides the Board with compensation, governance, and human resources expertise, and valuable insight and perspective into aviation industry trends, developments, and challenges. Mr. Chadwell also brings to the Board experience as a public company director.



### Irene M. Esteves

**Age 61**
**Director Since 2015**
**Independent Director**

*Pre-Retirement Professional Experience:*

- Chief Financial Officer, Time Warner Cable Inc. (2011-2013)
- Executive Vice President and Chief Financial Officer, XL Group plc (2010-2011)
- Senior Vice President and Chief Financial Officer, Regions Financial Corporation (2008-2010)

*Current Public Company Directorships:*

- Spirit AeroSystems Holdings, Inc. (2015-present)
- RR Donnelley & Sons Co. (2017-present)
- Aramark Holdings Corp. (2015-present)
- KKR Real Estate Finance Trust Inc. (2018-present)

*Former Public Company Directorships Held in Past Six Years:*

- Level 3 Communications (2014-2017)
- TW Telecom Inc. (2014)

*Committee Assignments:*

- Audit (Chair)
- Risk

**Qualifications, Experience, Key Attributes, and Skills:** Ms. Esteves has experience in global finance, corporate strategy, human resources, treasury, accounting, tax, risk management, mergers and acquisitions, and investor relations across multiple industries. Ms. Esteves also brings to the Board experience as a public company director. In addition, Ms. Esteves qualifies as an audit committee financial expert under SEC rules.



### Paul E. Fulchino

**Age 73**
**Director Since 2006**
**Independent Director**

*Recent Professional Experience:*

- Operating Partner, AE Industrial Partners ("AEI") (2015-present)
- Senior Advisor, The Boeing Company ("Boeing") (2010-2014)
- Chairman, President and Chief Executive Officer, Aviall, Inc. (2000-2010) (Aviall became a wholly owned subsidiary of Boeing in September 2006)
- President and Chief Operating Officer, B/E Aerospace, Inc. (1996-1999)
- President and Vice Chairman, Mercer Management Consulting (1990-1996)

*Current Public Company Directorships:*

- Spirit AeroSystems Holdings, Inc. (2006-present)

*Former Public Company Directorships Held in Past Five Years:*

- Wesco Aircraft Holdings, Inc. (2008-2020; Wesco filed a securities termination registration notice in January 2020)

*Committee Assignments:*

- Compensation (Chair)
- Governance

**Qualifications, Experience, Key Attributes, and Skills:** Mr. Fulchino provides the Board with executive leadership experience, and extensive knowledge and expertise regarding the commercial aviation industry, the Company's customers and supply base, compensation and human resource matters, and mergers and acquisitions. Mr. Fulchino also brings to the Board experience as a public company director.



### Thomas C. Gentile III

**Age 55**
**Director Since 2016**

*Recent Professional Experience:*

- President and Chief Executive Officer, Spirit AeroSystems Holdings, Inc. (2016-present)
- Executive Vice President and Chief Operating Officer, Spirit AeroSystems Holdings, Inc. (April 2016-August 2016)
- President and Chief Operating Officer, General Electric Capital Corporation (2014-2016)
- President and Chief Executive Officer, General Electric Healthcare Systems (2011-2014)
- President and Chief Executive Officer, General Electric Aviation Services (2008-2011)

*Current Public Company Directorships:*

- Spirit AeroSystems Holdings, Inc. (2016-present)

*Former Public Company Directorships Held in Past Five Years:*

- Synchrony Financial Bank (2015)

**Qualifications, Experience, Key Attributes, and Skills:** Mr. Gentile has demonstrated success in managing large, complex global technology businesses across multiple industries. He brings to the Board a deep understanding of aviation program management, product development, strategy, and business development. Mr. Gentile also brings to the Board experience as a public company director.



### Richard A. Gephardt

**Age 79**
**Director Since 2006**

*Recent Professional Experience:*
- President and Chief Executive Officer, Gephardt Consulting Group ("GCG") (2007-present)
- President and Chief Executive Officer, Gephardt Governmental Affairs ("GGA" and, together with GCG, the "Gephardt Group") (2005-present)
- Member, U.S. House of Representatives (1977-2005). During this time, he served as the House Minority Leader (1995-2003) and House Majority Leader (1989-1995)

*Current Public Company Directorships:*
- Spirit AeroSystems Holdings, Inc. (2006-present)
- Centene Corp. (2006-present)

*Former Public Company Directorships Held in Past Five Years:*
- Century Link, Inc. (2007-2016)
- Ford Motor Company (2009-2015)
- U.S. Steel Corporation (2005-2015)

**Qualifications, Experience, Key Attributes, and Skills:** Mr. Gephardt brings governmental affairs and public relations experience to the Board, along with labor management and union expertise. He provides the Board with a perspective on public policy, political affairs, and the regulatory environment. Mr. Gephardt also brings to the Board experience as a public company director.



### Robert D. Johnson, Chairman

**Age 72**
**Director Since 2006**
**Independent Director**

*Pre-Retirement Professional Experience:*
- Chief Executive Officer, Dubai Aerospace Enterprise Ltd. (2006-2008)
- Chairman, Honeywell Aerospace (2005-2006)
- President and Chief Executive Officer, Honeywell Aerospace (known as Allied Signal Aerospace until 2000) (1999-2005)
- President and Chief Executive Officer, Electronic and Avionics Systems, Honeywell Aerospace (known as Allied Signal Aerospace at the time) (1997-1999)

*Current Public Company Directorships:*
- Spirit AeroSystems Holdings, Inc. (2006-present)
- Roper Technologies, Inc. (2005-present)
- Spirit Airlines, Inc. (2010-present)

*Former Public Company Directorships Held in Past Eight Years:*
- Ariba, Inc. (2003-2012)

*Committee Assignments:*
- Compensation
- Governance

**Qualifications, Experience, Key Attributes, and Skills:** Mr. Johnson, Chairman of the Board, has aviation industry executive leadership experience and executive compensation and human resource experience, and provides the Board with valuable insight and perspective resulting from his expertise in marketing, sales, supply chain, and production operations. Mr. Johnson also brings to the Board experience as a public company director.



### Ronald T. Kadish

**Age 71**
**Director Since 2006**
**Independent Director**

*Recent Professional Experience:*

- Consultant, Raytheon (2018-2019)
- Senior Executive Advisor, Booz Allen Hamilton ("BAH") (2015-2019)
- Executive Vice President, BAH (2005-2015)
- Director, U.S. Missile Defense Agency (2002-2004)
- Director, Ballistic Missile Defense Organization, U.S. Department of Defense (1999-2001)
- Commander, Electronic Systems Center, Hanscom Air Force Base (1996-1999)

*Current Public Company Directorships:*

- Spirit AeroSystems Holdings, Inc. (2006-present)

*Former Public Company Directorships Held in Past Five Years:*

- Northrop Grumman Innovation Systems, Inc. (formerly known as Orbital ATK, Inc.) (2015-2019)
- Orbital Sciences Corp. (2005-2015)

*Committee Assignments:*

- Risk (Chair)
- Governance

**Qualifications, Experience, Key Attributes, and Skills:** Mr. Kadish provides the Board with unique expertise in military, program management, security, international, and governmental matters, including having served three decades in the U.S. Air Force, rising to the rank of Lieutenant General. He delivers critical insight to the Board with respect to enterprise risk management, cybersecurity, global security, and our defense customers' needs and expectations. Mr. Kadish also brings to the Board experience as a public company director.



### John L. Plueger

**Age 65**
**Director Since 2014**
**Independent Director**

*Recent Professional Experience:*

- Chief Executive Officer and President, Air Lease Corporation ("ALC") (2016-present)
- President and Chief Operating Officer, ALC (2010-2016)
- President and Chief Executive Officer, International Lease Finance Corporation ("ILFC") (2010)
- President and Chief Operating Officer, ILFC (2002-2010)

*Current Public Company Directorships:*

- Spirit AeroSystems Holdings, Inc. (2014-present)
- ALC (2010-present)

*Committee Assignments:*

- Audit
- Risk

**Qualifications, Experience, Key Attributes, and Skills:** Mr. Plueger provides the Board with valuable insight into the aviation industry and aviation operations management stemming from his executive leadership roles at ILFC and ALC. In addition, Mr. Plueger has significant experience in finance and accounting matters as a certified public accountant, having received his training as an auditor from PricewaterhouseCoopers. Mr. Plueger qualifies as an audit committee financial expert under SEC rules. Mr. Plueger also brings to the Board experience as a public company director.



### Laura H. Wright

**Age 60**
**Director Since 2018**
**Independent Director**

*Recent Professional Experience:*

- Senior Vice President and Chief Financial Officer, Southwest Airlines Co. ("SWA") (2004-2012)
- Vice President, Finance, and Treasurer, SWA (2001-2004)
- Treasurer, SWA (1998-2001)

*Current Public Company Directorships:*

- Spirit AeroSystems Holdings, Inc. (2018-present)
- TE Connectivity Ltd. (2014-present)
- CMS Energy Corp. (and its wholly-owned subsidiary, Consumers Energy Company) (2013-present)

*Former Public Company Directorships Held in Past Five Years:*

- Pebblebrook Hotel Trust (2009-2019)

*Committee Assignments:*

- Audit
- Risk

**Qualifications, Experience, Key Attributes, and Skills:** Ms. Wright has experience in corporate finance and accounting, commercial aviation operations, risk management, and mergers and acquisitions as a result of her position as Senior Vice President and Chief Financial Officer of SWA, and various other financial positions held during her 25-year career at SWA. Ms. Wright worked for Arthur Young & Co. from 1982-1988 prior to joining SWA. Ms. Wright is a certified public accountant and qualifies as an audit committee financial expert under SEC rules, and also brings to the Board experience as a public company director.

# Voting Standard

The Company's bylaws provide for simple majority voting in an uncontested election of directors. In order for a director nominee to be elected, the votes that stockholders cast "FOR" the director nominee must exceed the votes that stockholders cast "AGAINST" the director nominee. In the event that an incumbent nominee does not receive the requisite majority of votes cast in this election, the Company will follow the procedure described under "General Information — What Happens if an Incumbent Director Nominee is Not Elected at the Annual Meeting?" Any shares not voted (whether by abstention, broker non-vote, or otherwise) will have no impact on the election of directors. Your broker may not vote your shares on this proposal unless you give voting instructions.

⊘ **The Board recommends that you vote FOR each of the director nominees.**

# BOARD AND GOVERNANCE MATTERS

## The Board's Role

The Company is governed by its Board of Directors. Other than with respect to matters reserved to stockholders, the Board is the ultimate decision-making body of the Company. The Board is responsible for overseeing the Company's strategy and performance, and protecting stockholder interests and value. Further, the Board is responsible for selecting and overseeing the Company's executive officers, who set and execute the Company's business strategy and handle the Company's day-to-day operations.

In carrying out its responsibilities, the Board has created and delegated certain responsibilities to four standing committees: the Audit Committee, the Compensation Committee, the Governance Committee, and the Risk Committee. Additional information about these committees and their responsibilities is described under "Committees."

## Corporate Governance Guidelines

The Board is committed to maintaining corporate governance practices that maximize stockholder value. To further its commitment, the Board has adopted the Company's Corporate Governance Guidelines (the "Governance Guidelines") to ensure that the Board has the necessary authority and practices in place to effectively review and evaluate the Company's strategy and operations, to make decisions that are independent of the Company's

management, to oversee management, and to monitor adherence to the Company's standards and policies. The Governance Guidelines speak to a number of different matters including Board responsibilities, management succession, director conflicts of interest, director compensation, and director attendance at meetings, among other things. The Governance Guidelines are available at http://investor.spiritaero.com/govdocs.

## Board Size

Pursuant to our bylaws, the Board of Directors is required to consist of three or more directors and may be increased or decreased at any time by the Board of Directors. Currently, the Board of Directors consists of 10 directors. Pursuant to its charter, the Governance Committee is responsible for reviewing the size of the Board and recommending to the Board any changes it deems appropriate with respect to Board size.

## Board Leadership

The Company has separated the roles of Chief Executive Officer ("CEO") and Chairman of the Board in recognition of the differences between the two roles and the value of independent leadership oversight. The Board believes that separation of the roles is appropriate for the Company as it maximizes the ability of the CEO to focus on Company strategy and operations without distraction, while benefiting from the Chairman's perspective and insight. Because Mr. Johnson, the Chairman of the Board, is an independent director, the Board has not deemed it necessary to appoint a lead independent director.

While the CEO is responsible for implementing strategy and managing the day-to-day operations and performance of the Company, the Chairman of the Board performs the following duties:

- Sets the agenda for Board meetings;
- Presides over meetings of the full Board and executive sessions of independent directors;
- Presides over stockholder meetings;
- Serves as a liaison between the CEO and the independent directors;
- Provides feedback to the CEO on behalf of the independent directors regarding business issues and Board management; and
- Engages with the CEO weekly to discuss Company performance and matters of significance.

# Board Composition

Selecting qualified individuals to serve as directors is key to the Board's performance. The Governance Committee is responsible for evaluating qualified potential candidates to serve on the Board, and recommending to the Board for its selection nominees to stand for election as directors at the Company's annual meeting of stockholders. This responsibility is further described in the Governance Committee's charter, which is available at: http://investor.spiritaero.com/govdocs. In evaluating candidates, the Governance Committee and Board consider the qualifications and expertise of director candidates individually and in the broader context of the Board's overall composition, taking into account any particular needs that the Company may have based on its strategic initiatives, risks, and opportunities. The Company has engaged a third-party international executive search firm to assist the Governance Committee in identifying and evaluating potential director candidates.

In evaluating individual candidates, the Governance Committee considers the personal ethics and values, experience, judgment, and diversity of the candidates, among other things. It is the policy of the Board that the Board reflect diversity of viewpoint, professional experience, education, skill, expertise, industry knowledge, and such other factors as the Governance Committee and Board believe would enhance the effectiveness of the Board. Nominees must have high standards of integrity and ethics, and convey a commitment to act in the best interest of the Company and its stockholders.

In addition, the Governance Committee considers the candidates' employment and other commitments, and evaluates whether the candidates have sufficient time available to efficiently and effectively carry out the duties of directors. For additional information, see section "Overboarding Policy."

## Director Selection Process



| Candidate Recommendations | Governance Committee | The Board | Stockholders |
|---|---|---|---|
| Candidates are recommended by directors, members of management, search firms, or stockholders | Considers the candidates' professional qualifications, independence, conflicts, personal ethics and values, integrity, judgment, diversity, time commitments, and other involvements. If appropriate, will recommend the candidates to the Board | Evaluates candidates, confirms independence, and selects nominees (and elects nominees if between annual meetings of stockholders) | Elect nominees at the Annual Meeting |

## Stockholder Candidates

It is the Governance Committee's policy to consider candidates nominated by stockholders in compliance with applicable laws, regulations, and the procedures described in the Company's bylaws and Proxy Statement. If a stockholder desires to recommend a director candidate for nomination by the Governance Committee, the stockholder should follow the procedures described under "Stockholder Proposals and Director Nominations for the 2021 Annual Meeting." Director candidates recommended by stockholders will be considered and evaluated in the same manner as candidates discovered through other sources.

# Director Tenure and Refreshment

While the Company has added five new directors to its Board in the past six years, five of the nominees have served on the Board for more than 10 years. Through its annual evaluation process, the Board has determined that each of these five nominees provides diversity of experience and perspective, and plays an integral and necessary role in the boardroom. The Board has periodically evaluated age and term limits along with retirement policies, and has determined that such limits and policies may arbitrarily restrict valuable Board members from service. Instead, the Board has determined to continue evaluating its members on their merits based on the contributions they make in the boardroom and their ability to enhance overall Board effectiveness. The Board is committed to routine Board and director refreshment as needed to enhance Board effectiveness, and primarily uses Board and committee evaluations and composition discussions as its refreshment mechanisms.

## Board and Committee Evaluations

Each year, the Governance Committee oversees an evaluation of the Board and each committee. The 2019 evaluation covered the following topics, among other things:

- Composition of the Board and committees and whether the composition is appropriate in light of the Company's strategic priorities;
- Effectiveness of Board and committee leadership;
- Strengths of the Board and committees and opportunities for improvement;
- Quality of information provided to the Board;
- Effectiveness of structures and practices;
- Quality of the directors' relationships with each other; and
- Quality of the Board's relationship with management.

A summary of the evaluation process is below:



**Review of Process**

In October, the Governance Committee annually reviews the method and process of evaluation and specific questions asked during the evaluation

**Conduct Evaluation**

From October to December, the chairman of the Governance Committee has a private conversation with each director and asks the director each of the pre-approved questions; at the end of the question period, the director is offered an opportunity to express any other thoughts, comments, or feedback on Board and committee performance and effectiveness

**Evaluation Summary**

A summary of the evaluations is completed and presented to the Board for discussion

**Actions Taken**

In January, the Board and committees together review the evaluation summary, decide on any actions to be taken, and adopt a plan of action to implement the changes

**Ongoing Feedback**

Throughout the year, directors provide ongoing feedback to the Chairman, committee chairs, CEO, Chief Administration Officer, or General Counsel, as appropriate, outside of the regular evaluation process

# Director Education

Our director education program is multifaceted and includes occasional site visits and tours, in-depth education seminars on topics of interest by senior management and external advisors, background material on the Company's operations and strategy, and the regular provision of resources from various educational institutions to directors. Each new Board member receives onboarding programming that involves meetings with senior management, business overviews, and presentations on the Code of Business Conduct, insider trading, and various other policies and procedures. We encourage our directors to attend reputable director education programs sponsored by external advisors and educational institutions.

# Director Independence

The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"), and the Company uses the NYSE's listing standards to determine director independence. Under the NYSE's listing standards and the Governance Guidelines, the Board must consist of a majority of independent directors, and the Audit, Governance, and Compensation Committees must consist solely of independent directors. For a director to qualify as independent, the Board must determine that the director has no material relationship with the Company (either directly, or as a partner, stockholder, or officer of an organization that has a relationship with the Company). The Board performs an independence assessment of each director annually, with the assistance of the Governance Committee, and as circumstances may otherwise require.

In assessing the existence of a material relationship with the Company, the Board considers all relevant transactions, relationships, and arrangements required by the NYSE's independence standards, as applicable to non-employee directors generally and as applicable to each committee. The Board examined each director's involvement through directorships, employment, consulting relationships, or otherwise, with entities the Company does business with. In particular, the Board evaluated the following:

| Topic | Transaction Evaluated | Outcome |
|---|---|---|
| Paul E. Fulchino | When considering the independence of Mr. Fulchino, the Board considered his role as an operating partner of AEI, a private equity firm that has ownership interests in several of the Company's suppliers. In his role at AEI, Mr. Fulchino assists with the acquisition, development, and value creation of portfolio companies. Mr. Fulchino receives a retainer from AEI and does not own any equity in AEI. However, Mr. Fulchino receives a modest carrying interest upon the sale of certain portfolio companies. Mr. Fulchino has no agreements with AEI, is not covered under AEI's benefit plans or programs, receives a Form 1099 from AEI, and is free to be employed by other companies. | The Board affirmatively determined, based on available facts and circumstances, that Mr. Fulchino was not an employee of AEI (for purposes of the independence determination). Further, with respect to the Company's transactions with all but one of the AEI-owned suppliers, each transaction arose as a result of the respective entity submitting the most competitive bid out of all bidding suppliers, and, thus, the transactions were not reportable under Item 404 of Regulation S-K. Finally, with respect to the final supplier, the Board determined that Mr. Fulchino's relationship with AEI did not give rise to a material interest. For these and other reasons, the Board determined that Mr. Fulchino's relationship with AEI does not give rise to a material relationship that impacts his independence or creates a related person transaction. |
| Richard A. Gephardt | When considering Mr. Gephardt's independence, the Board considered his role as President and Chief Executive Officer of the Gephardt Group, a consulting firm that provides services to the Company in connection with labor matters. Mr. Gephardt holds a 40% equity interest in the Gephardt Group, and Mr. Gephardt's son, Chief Operating Officer of the Gephardt Group, holds a 10% equity interest. The Company's transactions with the Gephardt Group in 2019 amounted to $297,513. | The Board affirmatively determined that, in light of Mr. Gephardt's significant ownership and involvement in the Gephardt Group, Mr. Gephardt has a material relationship with the Company and is, therefore, not independent. |

Based on this analysis, the Board has determined that all the director nominees are independent under the NYSE's criteria, with the exclusion of Messrs. Gentile and Gephardt. All the committees of the Board are comprised solely of independent directors.

# Committees

The Board has four committees: the Audit Committee, Compensation Committee, Governance Committee, and Risk Committee. The Board has adopted written charters for each committee, which are available at http://investor.spiritaero.com/govdocs. Information on each committee is set forth in the table below.

| Committee | Members | Primary Responsibilities | No. of Meetings in 2019 |
|---|---|---|---|
| **Audit Committee*** | Irene M. Esteves (Chair) Stephen A. Cambone** John L. Plueger Laura H. Wright | (1) Oversee the quality and integrity of the Company's financial reporting. (2) Oversee the Company's compliance with legal and regulatory requirements. (3) Engage, compensate, and oversee performance of the independent auditor. (4) Oversee performance of the Company's internal audit function. (5) Review and discuss with management and the independent auditors the Company's earnings releases and quarterly and annual reports on Forms 10-Q and 10-K, and the audit generally. (6) Consider the effectiveness of the Company's internal controls over financial reporting and participate in the resolution of internal control issues, where identified. (7) Oversee financial-related risk exposures, and related policies and processes attempting to mitigate such risks. (8) Oversee the Company's Code of Business Conduct and the Company's ethics and compliance program. | 8 |
| **Compensation Committee** | Paul E. Fulchino (Chair) Robert D. Johnson Charles L. Chadwell | (1) Review and approve the compensation of the Company's executive officers. (2) Oversee the administration of the Company's compensation plans, policies, and programs. (3) Prepare the Compensation Committee Report in this Proxy Statement. (4) Oversee compensation-related risk exposures, and related policies and processes attempting to mitigate such risks. (5) Review and make recommendations to the Board with respect to non-employee director compensation. | 5 |
| **Governance Committee** | Charles L. Chadwell (Chair) Robert D. Johnson Paul E. Fulchino Ronald T. Kadish | (1) Assist the Board in identifying qualified individuals to become Board members. (2) Determine the composition of the Board and its committees. (3) Lead the Board in its annual review of the Board's performance. (4) Develop and implement the Governance Guidelines and recommend to the Board any changes thereto. (5) Review and approve, deny, or ratify transactions under the Company's Related Person Transaction Policy. (6) Oversee risks related to the Company's governance structure. | 4 |
| **Risk Committee** | Ronald T. Kadish (Chair) Stephen A. Cambone** John L. Plueger Irene M. Esteves Laura H. Wright | (1) Provide oversight of management's guidelines, policies, and processes for assessing, monitoring, and mitigating the Company's critical enterprise risks, including the major strategic, operating, financial, and compliance risks inherent in the Company's business and core strategies. (2) Oversee the effectiveness of the Company's cybersecurity programs and its practices for identifying, assessing, and mitigating cybersecurity risks. (3) Oversee management's review and assessment of key risks that have the potential to significantly affect the Company's ability to execute its strategy, and determine which risks should be included on the Board's agenda for discussion. | 4 |

\*    The Board has determined that Mses. Esteves and Wright and Mr. Plueger are "audit committee financial experts," as such term is defined in Item 407(d)(5) of Regulation S-K.

\*\*   Dr. Cambone was appointed to these committees on October 22, 2019.

# The Board's Role in Risk Oversight



### Board

Responsible for oversight of management as it relates to identification, assessment, mitigation, and general management of risks relating to the Company's strategy and operations. The Board administers this responsibility through its review of corporate strategy and operations, and by delegating certain oversight responsibilities to the appropriate committees for further consideration and evaluation. The Board receives briefings from members of management on key strategic and operational risks during the July Board meeting, during regular management presentations, and as the other committees deem necessary in their Board reports

### Risk Committee

- Has primary responsibility for overseeing the Company's enterprise risk management framework and material risks facing the Company, including cyber-related risks
- Reviews management's guidelines, policies, and processes for assessing, monitoring, and mitigating the Company's critical enterprise risks
- Receives regular reports from senior management detailing areas of risk as well as management and mitigation strategies with respect to such risks
- Determines which risks need to be included on the Board's agenda for discussion

### Audit Committee

- Oversees financial reporting risks and other risks relating to internal controls, disclosure issues, Ethics Hotline reports, and legal and regulatory issues, including compliance with SEC rules and regulations
- Conducts annual assessment of most significant risks within committee's purview and reports findings to the Board

### Compensation Committee

- Oversees executive compensation risks
- Strives to create incentives that encourage appropriate risk taking and align executives' interests with stockholders' interests
- Conducts annual assessment of most significant risks within committee's purview and reports findings to the Board

### Governance Committee

- Oversees governance risks relating to Board and committee composition, regulatory compliance, and public company governance matters
- Conducts annual assessment of most significant risks within committee's purview and reports findings to the Board

## Management's Role in Risk Management

The Company's management is responsible for the identification, assessment, mitigation, and management of risks relating to the Company's strategy and operations. Apart from reporting to the Board, management engages in a robust enterprise risk management process that involves: (i) risk-assessment surveys and interviews; (ii) reviewing, repositioning, and prioritizing identified risks by a risk council composed of executive leadership (the "Risk Council"); (iii) assigning risks to risk owners based on responsibilities with respect to the Company's strategic objectives; (iv) developing and reporting mitigation plans by the risk owners and risk management team to the Risk Council; and (v) oversight by the Company's internal audit function. On a quarterly basis, the status of the top risks identified in management's enterprise risk management process, along with their associated mitigation plans, is presented to the Risk Committee. Recent risks that the Company have focused on include the B737 MAX situation and the coronavirus, or COVID-19.

## Cybersecurity

The Risk Committee of the Board is charged with reviewing the Company's cybersecurity matters, and the Company reports to the Risk Committee quarterly regarding cyber practices and procedures. The Company requires cybersecurity education at all levels of the organization.

# Communications with the Board

Stockholders and other interested persons may communicate with the Board, the Chairman of the Board and individual members of the Board and its committees through the following:

**BY EMAIL**
to CorporateSecretary@spiritaero.com

**BY MAIL**
to Corporate Secretary
Spirit AeroSystems Holdings, Inc.
3801 S. Oliver St.
Wichita, KS 67210-2112

**IN PERSON**
at the Annual Meeting

The Corporate Secretary will forward communications received to the appropriate party. Receipt of communications clearly not appropriate for consideration by members of the Board, such as unsolicited advertisements, inquiries concerning the Company's products and services, and harassing communications, are not forwarded to members of the Board.

# Commitment to Stockholder Engagement and Responsiveness

We value the feedback and insight we gain from our engagement with stockholders. The Company's management and subject-matter experts frequently meet with investors to discuss Company performance, governance practices, strategy, operations, and other matters of importance to our stockholders. In 2019, members of the Company's management held more than 850 in-person and telephonic meetings with investors and analysts, and traveled throughout the continental U.S. and internationally to attend the meetings. The Company is committed to maintaining a robust stockholder outreach program in addition to regular participation at investor and community events and meeting with analysts. The Company welcomes feedback from all stockholders. Stockholders can contact the Company's Investor Relations team by calling 316-523-7040 or emailing investorrelations@spiritaero.com.

# 2019 Board and Committee Meetings and Attendance

During 2019, there were four in-person meetings and eight telephonic meetings of the Board. All the Company's directors attended 75% or more of the aggregate of all meetings of the Board and of committees on which they served in 2019 (with Dr. Cambone's attendance being measured from his date of election, October 22, 2019). The Company's Governance Guidelines provide that director attendance is expected at annual meetings of stockholders. With respect to the 2019 annual meeting, all of the then-current directors attended the meeting except for Messrs. Fulchino and Gephardt, who were unable to attend due to personal reasons.

In addition to scheduled Board meetings, the Board receives monthly reports from Mr. Gentile detailing financial results, operating highlights and challenges, and updates on strategic initiatives.

# Executive Sessions

As part of each quarterly in-person Board meeting in 2019, the Company's non-employee directors met without management present in an executive session. During executive sessions, the non-employee directors reviewed management's performance, compensation, talent development and succession planning, strategic considerations, corporate governance matters, and other matters of importance.

# Overboarding Policy

Per our Governance Guidelines, directors are expected to ensure that other commitments, including outside board memberships, do not interfere with their duties and responsibilities as members of the Board. A director may not serve on the boards of more than four other public companies or, if the director is an active CEO or equivalent of another public company, on the boards of more than two other public companies. In addition, directors must notify the Governance Committee before accepting an invitation to serve on the board of any other public company or other for-profit entity. The director must not accept such service until being advised by the Governance Committee chair that such committee has determined that service on such other board would not create regulatory issues or potential conflicts of interest and would not conflict with the Company's policies. All directors are in compliance with the Company's overboarding policy as of the date of this Proxy Statement.

# Code of Business Conduct

The Company is committed to the highest ethical standards and to complying with all laws and regulations applicable to the Company's business. To support and articulate its commitment and responsibility in this regard, the Company has adopted the Code of Business Conduct (the "Code"). The Code addresses a number of topics, including the Foreign Corrupt Practices Act, conflicts of interest, safeguarding assets, insider trading, and general adherence to laws and regulations. All directors and employees, including executive officers, must comply with the Code. The Code is available on the Company's website at http://investor.spiritaero.com/govdocs.

# Policy Prohibiting Short Selling, Hedging, and Pledging

The Company has adopted a policy prohibiting the Company's insiders from engaging in short selling, hedging, and pledging the Company's securities. As it relates to hedging, insiders of the Company are prohibited from purchasing or selling, or making any offer to purchase or offer to sell, derivative securities related to the Company's securities, such as exchange traded options to purchase or sell the Company's securities or financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities (including but not limited to prepaid variable forwards, equity swaps, collars, and exchange funds). Company insiders include all employees and directors of the Company as well as their spouses, domestic partners, minor children, economic dependents, other persons living in their households, or any corporations, partnerships, trusts, or other entities that they beneficially own, and any person over whom, or trust or other entity over which, they have control.

# Succession Planning

The Board is responsible for overseeing management succession planning. At least twice annually, the Board reviews candidates for succession with respect to the CEO role and other senior management roles. Succession plans have been developed for both ordinary course succession and contingency planning due to an unforeseen event.

The Board receives updates on the development of the succession candidates regularly. Directors engage with potential succession candidates during formal presentations at Board and committee meetings, and informal events with candidates present.

# Compensation of Non-Employee Directors

## Overview

Non-employee directors receive annual cash and equity compensation as described below. Equity compensation is granted under the Director Stock Program adopted under the 2014 Omnibus Incentive Plan, as amended (the "OIP"). The Compensation Committee reviews and approves non-employee director compensation amounts and practices annually. As part of their review, the Compensation Committee evaluates non-employee director compensation data from the companies in Spirit's proxy peer group, including data regarding the size of equity awards. In addition, the Compensation Committee confers with its independent compensation consultant on the magnitude and type of non-employee director compensation, and reviews market data and benchmarking surveys provided by the consultant. Based upon that information, the Compensation Committee makes a recommendation to the Board. The Board approves the form and amount of compensation after considering the Compensation Committee's recommendation.

In developing its recommendations, the Compensation Committee is guided by the following goals with respect to non-employee director compensation:

- Compensation should be market-competitive in relation to comparably-situated companies, including the Company's proxy peer group;
- Compensation should align directors' interests with the long-term interests of the Company's stockholders; and
- The compensation structure should be simple, transparent, and easy for stockholders to understand.

## Compensation Elements

The following table describes the elements of the 2019 non-employee director compensation program:

| Element | Amount |
| --- | --- |
| Annual Board Cash Retainer | $105,000 |
| Annual Board Equity Retainer | $125,000 |
| Additional Retainer for Chairman of the Board | $100,000 |
| Additional Retainer for Chairman of the Audit Committee | $25,000 |
| Additional Retainer for Chairman of the Compensation Committee | $18,000 |
| Additional Retainer for Chairmen of Other Committees | $12,000 |

## Cash Retainers

Each Board member receives an annual cash retainer, which is paid quarterly. Further, the Chairman of the Board and each committee chairman receives an additional cash retainer. Directors may elect to have their retainers received in shares of restricted stock or restricted stock units ("RSUs") in lieu of cash.

## Equity Retainer

Each Board member receives an annual equity retainer, which may be paid annually in the form of restricted stock or RSUs. Both types of awards vest if the non-employee director remains continuously in service for the entire term to which the grant relates. If the non-employee director incurs a termination for any reason before the end of the term (before the annual meeting of stockholders following the grant), the awards are forfeited without any payment. The Board may, in its discretion, waive this one-year service condition (in whole or in part) if it deems it to be appropriate and in the best interests of the Company to do so. Upon vesting, shares of restricted stock are delivered to the directors; however, vested RSUs are not paid to the director until the date that the director leaves the Board. Restricted stock confers voting and dividend rights; dividends accrue during the restricted period and are paid out upon vesting. RSUs do not confer voting rights, but do confer dividend equivalent rights; dividend equivalents accrue during the restricted period and thereafter, and are paid out upon settlement. If the awards are forfeited, dividends or dividend equivalents, as applicable, are also forfeited.

## Other Compensation

Directors are reimbursed for out-of-pocket expenses incurred in connection with their Board service. The Company does not provide perquisite allowances to non-employee directors.

# Non-Employee Director Stock Ownership Requirements

Non-employee directors are required to own stock equal to five times the annual Board cash retainer, which currently amounts to $525,000. Non-employee directors have four years of Board service to meet the minimum stockholder requirements. Restricted stock and RSUs held by directors are counted in determining whether the minimum stockholding requirements are satisfied. Information regarding the current stock ownership of the Company's non-employee directors can be found below under "Stock Ownership — Beneficial Ownership of Directors and Executive Officers."

As of March 9, 2020, all non-employee directors other than Ms. Wright, Dr. Cambone, and Mr. Gephardt were in compliance with the stock ownership requirements. Ms. Wright, who joined our Board on February 20, 2018, has until February 20, 2022 to meet the requirements. Dr. Cambone, who joined the Board on October 22, 2019, has until October 22, 2023 to meet the requirements. Mr. Gephardt's non-compliance was due to the Company's recent stock price movement (when the Company's Common Stock price dropped below $52.68 per share on March 3, 2020, he became non-compliant with the requirements). The Company expects that Mr. Gephardt will become compliant with the requirements after receiving the 2020 annual non-employee director equity grant (subject to his election to the Board at the Annual Meeting).

# 2019 Director Compensation Table

The following table sets forth non-employee director compensation for the fiscal year ended December 31, 2019 (note that Mr. Gentile's compensation is set forth in the "Summary Compensation Table" and not included below).

| Name | Fees Earned or Paid in Cash [1] ($) | Stock Awards [2] ($) | All Other Compensation [3] ($) | Total ($) |
|---|---|---|---|---|
| Stephen A. Cambone | | 115,321 [4] | | 115,321 |
| Charles L. Chadwell | 117,000 | 125,035 | | 242,035 |
| Irene M. Esteves | | 255,047 [5] | | 255,047 |
| Paul E. Fulchino | | 248,062 [6] | | 248,062 |
| Richard A. Gephardt | 105,000 | 125,035 | 297,513 | 527,548 |
| Robert D. Johnson | 205,000 | 125,035 | 16,197 | 346,232 |
| Ronald T. Kadish | 117,000 | 125,035 | | 242,035 |
| John L. Plueger | | 230,075 [7] | | 230,075 |
| Laura H. Wright | 84,000 | 146,078 [8] | | 230,078 |

(1) Includes annual cash retainer and committee chair retainers (unless deferred).

(2) Includes stock retainer and any annual cash or committee chair retainers that were deferred by election. Except for Dr. Cambone (see footnote (4) below): Represents the aggregate grant date fair value of the stock awards computed in accordance with authoritative guidance on stock-based compensation accounting issued by the Financial Accounting Standards Board (the "FASB"). On May 6, 2019, each non-employee director received an annual grant of 1,432 shares of restricted stock or RSUs with an aggregate value of $125,000 based on $87.315 per share, the average of the opening and closing prices of Common Stock on the grant date. As a result of rounding up fractional share amounts, the grants were valued at $125,035. In addition, certain directors elected to defer a portion or all of their annual cash retainer and committee chair retainer, as applicable. Please see footnotes (5), (6), (7), and (8) for more information. As of December 31, 2019, the balance of each non-employee director's unvested restricted stock RSUs was as follows: Mr. Chadwell: 1,432 shares of restricted stock; Ms. Esteves: 2,921 RSUs (includes 1,489 RSUs for deferred annual cash and committee chair retainers); Mr. Fulchino: 2,841 shares of restricted stock (includes 1,409 shares of restricted stock for deferred annual cash and committee chair retainers); Mr. Gephardt: 1,432 shares of restricted stock; Mr. Johnson: 1,432 shares of restricted stock; Mr. Kadish: 1,432 shares of restricted stock; Mr. Plueger: 2,635 shares of restricted stock (includes 1,203 shares of restricted stock for deferred annual cash retainer); and Ms. Wright: 1,673 shares of restricted stock (includes 241 shares of restricted stock for deferred annual cash retainer).

(3) The amount of perquisites and other personal benefits has been excluded for all non-employee directors other than Messrs. Gephardt and Johnson, as the total value of each director's perquisites and other personal benefits was less than $10,000. For Mr. Gephardt, this amount reflects consulting fees paid to the Gephardt Group for labor consulting services rendered in 2019, as further described under "Director Independence." For Mr. Johnson, this amount reflects $3,412 in personal aircraft usage (as calculated in Footnote 9 of the "Summary Compensation Table"), and $12,785 in spousal travel expenses.

(4) Represents the aggregate grant date fair value computed in accordance with authoritative guidance on stock-based compensation accounting issued by the FASB of the prorata stock award issued to Dr. Cambone on November 5, 2019. On this date, Dr. Cambone received a prorata grant of the annual equity retainer of 737 RSUs with an aggregate value of $62,672 based on $85.045, the average of the opening and closing prices of Common Stock on November 5, 2019. As a result of rounding up the fractional share amount, the grant was valued at $62,678. In addition, Dr. Cambone elected to defer all of his prorata annual cash retainer of $52,645. As of December 31, 2019, the balance of Dr. Cambone's unvested RSUs is 1,356 RSUs (including 619 RSUs for deferred annual cash retainer).

(5) Includes $105,000 in deferred annual cash retainer, and $25,000 in deferred committee chair retainer per Ms. Esteves' election to receive all compensation in RSUs.

(6) Includes $105,000 in deferred annual cash retainer, and $18,000 in deferred committee chair retainer per Mr. Fulchino's election to receive all compensation in restricted stock.

(7) Includes $105,000 in deferred annual cash retainer per Mr. Plueger's election to receive all compensation in restricted stock.

(8) Includes $21,000 in deferred annual cash retainer per Ms. Wright's election to receive a portion in restricted stock.

# Related Person Transactions

## Related Person Transaction Policy and Process

The Board has adopted a written Related Person Transaction Policy (the "RPT Policy") that can be found on the Company's website at http://www.investor.spiritaero.com/govdocs. The purpose of the RPT Policy is to ensure the proper evaluation, approval, or ratification, and reporting of related person transactions. Such transactions are only appropriate if they are fair to, and in the best interests of, the Company.

Under the RPT Policy, a related person transaction is any transaction in which the Company was, is, or will be a participant, where the amount involved exceeds $120,000, and in which a Related Person has, had, or will have a direct or indirect material interest. A Related Person is a director, director nominee, officer, or 5% stockholder, or any of their immediate family members. The existence of a direct or indirect material interest depends upon individual facts and circumstances and is determined by our General Counsel or the Governance Committee.

The Governance Committee is responsible for reviewing these transactions and determining whether they are fair to, and in the best interests of, the Company. After review of the relevant facts and circumstances, if the Governance Committee concludes the related person transaction is fair to, and in the best interests of, the Company, it may approve or ratify the transaction.

If the Governance Committee declines to approve or ratify any related person transaction, the Company's General Counsel will review the transaction, determine whether it should be terminated or amended in a manner that is acceptable to the Governance Committee, and advise the Governance Committee of their recommendation. The Governance Committee will then consider the recommendation at its next meeting. If the General Counsel does not ultimately recommend the transaction to the Governance Committee or if the Governance Committee does not approve the transaction, the proposed transaction will not be pursued; or, if the transaction has already been entered into, the Governance Committee will determine an appropriate course of action with respect to the transaction.

## Certain Related Person Transactions

Below are the transactions that occurred between January 1, 2019, and March 9, 2020, and fall within the definition of related person transaction in the RPT Policy or under Item 404 of Regulation S-K. With respect to each transaction, the Governance Committee reviewed the transaction in accordance with the RPT Policy and approved it on the basis that it was fair to, and in the best interests of, the Company.

| Related Person | Facts |
| --- | --- |
| Richard A. Gephardt | As described under "Board and Governance Matters — Director Independence," above, the Company entered into an agreement with the Gephardt Group for labor consulting services in 2018 and paid $297,513 pursuant to this agreement during 2019. |
| John A. Pilla | John Pilla, Senior Vice President and Chief Technology Officer, has two sons employed by the Company, Anthony Pilla, Cyber Protection Specialist (employed with the Company since June 3, 2016), and Nicolas Pilla, Systems Engineer (employed with the Company since May 31, 2013). Combined, Mr. Pilla's sons received $187,593 in compensation from the Company in 2019; such compensation was established in accordance with the Company's compensation practices applicable to employees with equivalent responsibilities, experience, and qualifications. Mr. Pilla's sons are also eligible to participate in employee benefit programs in the same manner as other eligible employees. |

# STOCK OWNERSHIP

## Beneficial Ownership of Directors and Executive Officers

The following table sets forth, as of March 9, 2020, the shares of Common Stock beneficially owned by each director and named executive officer, individually, and by all the Company's directors and executive officers as a group. Individually, each beneficially owns less than 1.0% of our Common Stock. Together, they beneficially own 1.04% of our Common Stock (including unvested time-based and performance-based restricted stock). The table also includes information about RSUs credited to the accounts of certain non-employee directors, which are not beneficially owned. For purposes of the table, shares are considered to be beneficially owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to the shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days after March 5, 2020.

| Name | Common Stock Beneficially Owned | Shares Vesting within 60 Days of Record Date[1] | Time-Based and Performance-Based Restricted Stock[2] | Total Common Stock Beneficially Owned | RSUs[3] | Total Common Stock Beneficially Owned And RSUs |
|---|---|---|---|---|---|---|
| **DIRECTORS** | | | | | | |
| Stephen A. Cambone | | | | | 1,356 | **1,356** |
| Charles L. Chadwell | 13,821 | 1,432 | | **15,253** | 4,884 | **20,137** |
| Irene M. Esteves | | | | | 18,386 | **18,386** |
| Paul E. Fulchino | 12,234 | 2,841 | | **15,075** | | **15,075** |
| Richard A. Gephardt | 2,744 | 1,432 | | **4,176** | 5,790 | **9,966** |
| Robert D. Johnson | 11,735 | 1,432 | | **13,167** | | **13,167** |
| Ronald T. Kadish | 18,673 | 1,432 | | **20,105** | | **20,105** |
| John L. Plueger | 9,284 | 2,635 | | **11,919** | 13,026 | **24,945** |
| Laura H. Wright | 3,187 | 1,673 | | **4,860** | | **4,860** |
| **EXECUTIVE OFFICERS** | | | | | | |
| Thomas C. Gentile III | 125,760 | | 181,737 | **307,497** | | **307,497** |
| Mark J. Suchinski[4] | 21,181 | | 15,942 | **37,123** | | **37,123** |
| Jose I. Garcia[4] | 12,281 | | 3,131 | **15,412** | | **15,412** |
| Sanjay Kapoor[4] | 127,987 | 1,000 | | **128,987** | | **128,987** |
| Samantha J. Marnick | 53,525 | | 30,100 | **83,625** | | **83,625** |
| Duane F. Hawkins | 44,214 | | 32,248 | **76,462** | | **76,462** |
| John A. Pilla[5] | 90,055 | | 27,505 | **117,560** | | **117,560** |
| All directors and executive officers as a group (22 persons) | 688,207 | 13,877 | 382,836 | **1,084,920** | 43,442 | **1,128,362** |

(1) With respect to directors, includes unvested restricted stock awards vesting on May 6, 2020, but excludes RSUs vesting on such date. Restricted stock is included as it confers voting rights and, therefore, is deemed to be beneficially owned under Rule 13d-3(a)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). RSUs do not confer voting rights until they are delivered upon the director's departure, as described in footnote (3), below. For Mr. Kapoor, includes the final tranche of 1,000 shares of a retirement restricted stock award vesting on March 31, 2020.

(2) With respect to executive officers, except for the 2020 performance-based restricted stock awards, which are not included as they were not yet priced on March 9, 2020, includes unvested time-based and performance-based restricted stock awards that are forfeitable until the vesting date or performance certification date, as applicable. Performance-based restricted stock awards are included in the table at target amounts.

(3) RSUs vest after one year of service as a director. However, RSUs are not payable until the director's termination of service. At such time, the RSUs will be paid, at the Board's option, in cash or shares of Common Stock based on the market value of Common Stock upon termination of service. All RSUs reflected are currently vested except for 2,921 RSUs held by Ms. Esteves and 1,356 RSUs held by Dr. Cambone.

(4) Mr. Kapoor resigned from the position of Executive Vice President and Chief Financial Officer on January 9, 2019, but remained with the Company as Senior Financial Advisor until March 31, 2019, when he retired. Mr. Garcia was appointed to the position of Senior Vice President and Chief Financial Officer on January 9, 2019, and resigned from the position on January 29, 2020. Mark J. Suchinski was appointed as Senior Vice President and Chief Financial Officer on January 29, 2020. For Messrs. Garcia and Kapoor, values shown assume no transactions have taken place since January 29, 2020 and January 9, 2019, respectively, except for those that are memorialized in their separation agreements.

(5) Excludes 16,023 phantom stock units Mr. Pilla is entitled to receive upon his retirement from the Company under the frozen Supplement Executive Retirement Plan.

# Beneficial Ownership of Major Stockholders

The following table sets forth information with respect to beneficial owners of more than 5% of our outstanding securities as of March 9, 2020. The information set forth below is based on ownership statements filed with the SEC pursuant to Section 15(d) or 13(g) of the Exchange Act.

| Name | Amount of Shares Beneficially Owned | Percentage of Common Stock | Sole Voting Shares | Shared Voting Shares | Sole Investment Shares | Shared Investment Shares |
|---|---|---|---|---|---|---|
| **5% STOCKHOLDERS** | | | | | | |
| The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355 | 12,158,283 | 11.7% | 80,732 | 24,525 | 12,062,285 | 95,998 |
| Blackrock, Inc.[2] 55 E. 52nd St. New York, NY 10005 | 7,398,684 | 7.1% | 6,609,228 | | 7,398,684 | |
| Darsana Capital Partners LP[3] Darsana Capital Partners GP LLC Darsana Master Fund LP Darsana Capital GP LLC Anand Desai 40 West 57th St., 15th Floor New York, New York 10019 | 6,237,000 | 5.95% | | 6,237,000 | | 6,237,000 |
| Barrow, Hanley, Mewhinney & Strauss, LLC[4] 2200 Ross Avenue, 31st Floor Dallas, TX 75201 | 5,542,281 | 5.4% | 4,003,276 | 1,539,005 | 5,542,281 | |

(1) Information is based on an amended Schedule 13G filed with the SEC on February 12, 2020.

(2) Information is based on an amended Schedule 13G filed with the SEC on February 6, 2020.

(3) Information is based on a Schedule 13G filed with the SEC on March 9, 2020.

(4) Information is based on a Schedule 13G filed with the SEC on February 12, 2020.

# Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires directors, executive officers, and persons who own more than 10% of any registered class of a company's equity securities to file beneficial ownership reports with the SEC. Such reports are filed on Form 3, Form 4, and Form 5 under the Exchange Act, as appropriate. To the Company's knowledge, based solely on a review of these reports and the reporting persons' written representations, the Company believes that all filings required to be made by reporting persons holding the Company's Common Stock were timely filed in accordance with Section 16(a) of the Exchange Act in 2019.

# PROPOSAL 2 ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

## Overview

Stockholders are being asked to approve, on an advisory basis, the compensation of the named executive officers, or NEOs, as set forth under the heading "Compensation Discussion and Analysis." This vote, which is referred to as the "say-on-pay" vote, is not intended to address any specific item of compensation, but rather the overall compensation of the Company's NEOs and the objectives, policies, and practices described in this Proxy Statement. We conduct a say-on-pay vote annually. The Board believes that executive compensation, as disclosed in this Proxy Statement, aligns with the Company's peer group pay practices and furthers the Company's compensation objectives.

Accordingly, the Board asks the Company's stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed by the Company pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table, and other related tables and disclosures."

The Board will review the voting results of Proposal 2 and take them into consideration when making future decisions regarding executive compensation.

## Voting Standard

The affirmative vote of a majority of stockholders present, in person or by proxy, will constitute the stockholders' non-binding approval with respect to Proposal 2. With respect to Proposal 2, a stockholder may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions and broker non-votes will be counted as present at the Annual Meeting and, therefore, they will have the effect of votes "AGAINST" Proposal 2.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that, if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 2 if you want your broker to vote your shares on the matter.

⊘ **The Board recommends you vote FOR the resolution approving the compensation of our named executive officers.**

# COMPENSATION DISCUSSION AND ANALYSIS

## Our 2019 Named Executive Officers

The following Compensation Discussion and Analysis describes the 2019 compensation of our NEOs. Our 2019 NEOs were:

| | |
|---|---|
| Thomas C. Gentile III | President & CEO |
| Jose I. Garcia* | Former Senior Vice President and Chief Financial Officer (from January 9, 2019 through January 29, 2020) |
| Sanjay Kapoor** | Former Executive Vice President and Chief Financial Officer (through January 9, 2019) |
| Samantha J. Marnick | Executive Vice President, Chief Administration Officer and Strategy |
| Duane F. Hawkins | Senior Vice President; President, Defense and Fabrication Division |
| John A. Pilla | Senior Vice President and Chief Technology Officer |

\* Mr. Garcia resigned on January 29, 2020. Effective on such date, Mark J. Suchinski was appointed to the role of Senior Vice President and Chief Financial Officer. Mr. Suchinski is not discussed herein as he was not a NEO during 2019.

\*\* Due to Mr. Kapoor's resignation from the role on January 9, 2019, specific discussion of Mr. Kapoor's 2019 performance is not included below.

# Compensation Overview

Our executive compensation program is designed to enable us to attract, retain, and incentivize executive officers who can deliver short-term performance results and longer-term stockholder value. The following highlights the key items the Compensation Committee considers in the development, review, and approval of the NEOs' compensation.

## Our Compensation Objectives

The Company's executive compensation program is designed to:



| **ATTRACT, RETAIN, AND MOTIVATE HIGHLY QUALIFIED EXECUTIVE OFFICERS** | **PAY-FOR-PERFORMANCE** | **ALIGN INTERESTS OF EXECUTIVE OFFICERS WITH THOSE OF THE COMPANY'S STOCKHOLDERS** | **ENSURE COMPENSATION DOES NOT ENCOURAGE INAPPROPRIATE RISK-TAKING** |
| --- | --- | --- | --- |
| Deliver compensation that is market-competitive and designed to retain qualified, experienced, and motivated executives in the competitive aerospace and defense industry | Variable compensation motivates executives to perform. Accordingly, a substantial portion of total compensation should be variable and deliver rewards based on Company and individual performance | Metrics for determining Company performance should be aligned to the Company's financial results and the creation of stockholder value. Variable compensation should focus on the achievement of financial targets that matter to our stockholders such as revenue, free cash flow, and total stockholder return | Mitigate risk-taking by balancing short- and long-term incentives, placing caps on potential payments, incorporating challenging performance goals, diversifying the metrics we use to measure performance, enforcing our stock ownership requirements, and maintaining our clawback policies |

## Setting Target Pay

The Compensation Committee reviews and approves the target pay levels for our NEOs with respect to salary, our annual cash incentive, and our long-term incentives. In setting these levels, the Compensation Committee reviews peer group compensation levels and broad survey data provided by the Compensation Committee's independent compensation consultant. In addition, the Compensation Committee reviews the individual responsibilities, goals, and challenges with respect to the position in question, along with the experience, prior performance, and potential of the individual in question. The Company generally sets total annual direct compensation of the NEOs (consisting of base salary, the annual cash incentive, and long-term incentives) at a target level that is at or around the market median, subject to individual circumstances and exceptions. Additional information about the Company's peer group and compensation-setting process can be found under "The Compensation Decision-Making Process," and "Benchmarking" sections.

# Aligning Pay with Performance

The Company aligns pay with performance by using a balance of short- and long-term incentives as well as cash and non-cash compensation. For either short- or long-term incentives, executive officers have the opportunity to earn in excess of market median levels when performance exceeds expectations. Conversely, if performance falls below expectations, the incentives pay below target levels, if at all.

In 2019, we linked pay with performance through the following variable pay:

- **Annual Cash Incentive (the "ACI")**: Company performance goals include revenue, earnings before interest and taxes, adjusted for certain items ("Adjusted EBIT")*, and annual free cash flow, adjusted for certain items ("Adjusted FCF")*, each over a one-year period.

- **Time-Based Restricted Stock**: a long-term incentive consisting of an award of restricted Common Stock vesting ratably over three years. While vesting is not tied to performance, the increase or decrease in value that the executive receives between the award's grant date and vesting date is tied to stock performance.

- **Performance-Based Restricted Stock**: a long-term incentive consisting of an award of restricted Common Stock that will be earned at the end of a three-year performance period based on the Company's total stockholder return relative to its peer group ("TSR") and free cash flow as a percentage of revenue ("FCF Percentage")* over such period.

Additional information on our incentives can be found under "2019 Compensation Program Elements." Please see *Appendix A* for an explanation and reconciliation of non-GAAP measures.

# Our Pay Metrics

The table below explains the metrics we used to measure performance with respect to the Company's compensation. In the first quarter of each year, the Compensation Committee sets these goals based on the Company's strategy and operating plans. The specific goals are set forth under "2019 Compensation Program Elements." Goals are established with the expectation that, if performance is aligned with our operating plans, target payout should be achieved. To obtain maximum goals, performance would have to exceed our plans significantly. We expect that achievement of both maximum performance and below threshold performance will be infrequent.

| Program | Metric | Percentage of Component / Opportunity | How Performance is Calculated | Reason for Using Metric |
|---------|--------|---------------------------------------|-------------------------------|-------------------------|
| ACI (Company Performance Component) | Revenue | 20% | Top-line revenue in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), measured over a one-year period | Aligns with the Company's strategy to grow the top line through winning new business with existing and new customers |
| | Adjusted EBIT* | 30% | Adjusted EBIT* consists of earnings before interest and taxes, adjusted for non-core earnings impact, measured over a one-year period | Adjusted EBIT* is a common short-term measure of earnings, demonstrating growth in revenue and ability to control costs |
| | Adjusted FCF* | 50% | Adjusted FCF* is calculated by subtracting capital expenditures from GAAP cash from operating activities, measured over a one-year period and adjusted for certain items | Adjusted FCF* is used to align management incentives to stockholders' interests |
| ACI (Individual Performance Component) | Individual Performance Goals | 100% | Achievement of individual performance goals relevant to each NEO's assignment | To further incentivize personal performance and contributions to the Company's financial and operating results |
| Long-Term Incentive Program (Total Award Opportunity) | Stock Price (Time-Based Restricted Stock) | 60% | This portion of the long-term incentive is calculated using a dollar amount, which results in a number of shares based on the price of Common Stock on the third trading day following the earnings call after the grant is approved. Accordingly, the value received upon vesting is directly related to the change in the stock price between the grant date and the vesting date | This metric ties performance of executives' restricted stock awards directly to stock price performance, thus aligning the interests of executives and stockholders |
| | TSR (Performance-Based Restricted Stock) | 20% | Performance is measured based on the ranking of the Company's TSR, expressed as a percentile, relative to the TSR of the Company's peer group over a three-year performance period as compared to threshold, target, and maximum performance goals | This metric ties executive interests to stockholder interests and aligns with proxy advisory policies and market trends |
| | FCF Percentage* (Performance-Based Restricted Stock) | 20% | Performance is measured based on the Company's free cash flow* as a percentage of revenue over a three-year performance period as compared to threshold, target, and maximum performance goals | This metric is used to align long-term incentives with a key valuation driver of our business, which is free cash flow.* A percentage of sales is used to drive sustained free cash flow* performance consistent with our established long-term goal of 7-9% of sales; hence, the measurement is over a three-year period |

\* Please see *Appendix A* for an explanation and reconciliation of these non-GAAP measures.

# The Company's Performance

The Company's one- and three-year total stockholder return compared to its peer group, the Russell 3000 index, and S&P 500 index, is set forth below.



Note Regarding Chart Above: TSR is calculated using adjusted close prices. Three-year TSR is cumulative. Includes data from all members of the Company's 2017–19 proxy peer group, excluding companies that were acquired during such period (Orbital ATK, B/E Aerospace, Rockwell Collins). Peer performance reflects the median performance of the peer group over the applicable period. For additional information on the companies within our peer group, see "2019 Proxy Peer Group." Source: S&P's Capital IQ.

# CEO Target Pay Compared to Peers

The target pay of our CEO as compared to the target pay of other CEOs in our peer group is set forth below:



Note Regarding Chart Above: Represents 2018 target CEO pay for companies within our peer group and 2019 target CEO pay for the Company.

# 2019 Compensation Program Elements

There are three major components to the Company's compensation program for NEOs:

## Base Salary

Base salary is a fixed cash amount designed to attract, retain, and motivate executive officers, and recognize responsibilities, experience, and performance. In determining base salary, the Compensation Committee considers market data for comparable roles, experience, skill set, prior positions held, performance, and responsibility level. The Company reviews each NEO's base salary annually in January (and as circumstances or changes in responsibilities may require) and makes appropriate adjustments to account for performance, additional responsibilities, and market movement. We set base salary amounts as set forth under "Compensation Overview - Setting Target Pay."

## Annual Cash Incentive

The ACI is an annual cash award granted under the OIP. Each individual receives a total target ACI that is equal to a percentage of his or her total base salary. For 2019, this target amount was equal to 100% of base salary for all NEOs other than the CEO (the "Other NEOs"). For our CEO, until February 1, 2019, the target amount was equal to 140% of his base salary and, thereafter, 145% of his base salary. We establish ACI target amounts as set forth under "Compensation Overview - Setting Target Pay."

Payout of the ACI depends on the attainment of individual and Company performance goals. Depending on the level of performance achieved, payout can be between 0 - 200% of target. The objectives of the ACI are to support our pay-for-performance philosophy, align the awards with stockholder interests, and motivate executives to

achieve the Company's near-term focus on safety, quality, delivery, and customer focus that drives the Company's long-term performance.

The performance weighting for the NEOs' ACIs are as follows:

- CEO: 80% Company performance; 20% individual performance
- Other NEOs: 75% Company performance; 25% individual performance

With respect to the measurement of the performance components, the Compensation Committee used a scoring scale of 0.0 to 2.0, with 0.0 for unacceptable performance and 2.0 for exceptional performance.

### Company Performance

The Company Performance component of each NEO's 2019 ACI is scored based on the performance of the Company with respect to three quantitative metrics, each over a one-year period:

- Revenue, representing 20% of total Company performance;
- Adjusted EBIT,* representing 30% of total Company performance; and
- Adjusted FCF,* representing 50% of total Company performance.

The manner in which Adjusted EBIT* and Adjusted FCF* are calculated is described in *Appendix A*.

In 2019, the Company exceeded its maximum performance goal with respect to Adjusted FCF,* but did not reach its threshold goal with respect to revenue and Adjusted EBIT.* As a result, the Compensation Committee determined a 1.00 score had been achieved with respect to Company performance. The following table summarizes the Company's actual performance relative to the Company's threshold, target, and maximum performance goals for 2019:

### 2019 ACI Company Metrics Performance

| Measure | Weighting | Threshold | Target | Maximum | Actual Result | Assessment |
|---|---|---|---|---|---|---|
| Revenue | 20% | $8.10 billion | $8.20 billion | $8.35 billion | **$7.9 billion** | **Below Threshold** |
| Adjusted EBIT* | 30% | $1.057 billion | $1.075 billion | $1.115 billion | **$804.7 million** | **Below Threshold** |
| Adjusted FCF* | 50% | $625 million | $650 million | $700 million | **$723 million** | **Exceeded Maximum** |

\*    The manner in which Adjusted EBIT and Adjusted FCF are calculated is described in *Appendix A*.

## Individual Performance

The Individual Performance component of the ACI is intended to further align executive compensation with performance in the Company's focus areas in any given year by establishing relevant individual performance metrics that relate to each NEO's assignments. This component was scored based on the achievement of such individual performance goals. Individual scores were calibrated to the Company's score.

To determine the score for the CEO, the Compensation Committee reviewed his annual performance and personal contributions to the Company's financial and operating results. With respect to the Other NEOs, the Compensation Committee first considered the report and

recommendation of the CEO with respect to each person's performance and score and, subsequently, the Compensation Committee conducted a subjective review of each NEO's contributions to the Company during the fiscal year. With respect to 2019 performance, the NEOs received the following individual performance scores: Gentile: 1.00, Garcia: 1.00, Marnick: 1.08, Hawkins: 1.01, and Pilla: 1.03.

For additional payout information, please see "2019 ACI Payouts." Descriptions of the NEOs' 2019 individual performance contributions are set forth in "2019 NEO Performance and Compensation Decisions."

## 2019 ACI Payouts

The formula for determining the 2019 ACIs and the resulting payouts are reflected in the table below:

| NEO | Base Salary ($) [1] | × | Target (Percentage of Base Salary) [2] (%) | = | Target Award ($) | × | Company Performance (80% weighting for CEO; 75% weighting for Other NEOs) [3] | + | Individual Performance (20% weighting for CEO; 25% weighting for Other NEOs) [4] | = | 2019 Total Payout ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Thomas C. Gentile III | 1,295,753 | | 145 | | 1,873,535 | | 0.8000 | | 0.2000 | | 1,873,535 |
| Jose I. Garcia | 615,000 | | 100 | | 615,000 | | 0.7500 | | 0.2500 | | 615,000 |
| Samantha J. Marnick | 550,000 | | 100 | | 550,000 | | 0.7500 | | 0.2700 | | 561,000 |
| Duane F. Hawkins | 535,000 | | 100 | | 535,000 | | 0.7500 | | 0.2525 | | 536,338 |
| John A. Pilla | 475,000 | | 100 | | 475,000 | | 0.7500 | | 0.2575 | | 478,563 |

(1) With respect to Mr. Gentile, represents a weighted-average base salary that takes into account his salary change in 2019. Pursuant to Mr. Garcia's employment agreement, he was entitled to his full ACI award for 2019 applicable to a salary of $615,000 (without proration); therefore, that is the salary included above.
(2) With respect to Mr. Gentile, represents a weighted-average target that takes into account his target change in 2019 (actual number was 1.445903849).
(3) Reflects a Company score of 1.0 multiplied by the weighting percentage.
(4) Reflects individual performance scores multiplied by the weighting percentage.

Based on Company and individual performance results, the Compensation Committee believes the 2019 NEO ACIs were appropriate and achieved the objectives of the executive compensation program. While the ACIs were earned based on performance in 2019, they were paid out in February 2020. The ACI payouts are reported as 2019 compensation in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

# Long-Term Incentives

Long-term incentives are an important component of compensation, as they provide long-term, equity-based variable incentive compensation in keeping with the Company's pay-for-performance philosophy for the entire executive group. Long-term incentives aid in retention, motivate, and reward executives with respect to long-term performance, align executives' interests with stockholders' interests, and promote stock ownership. Long-term incentives are delivered under the Company's Long-Term Incentive Plan (the "LTIP") under the OIP. Under the OIP, the Compensation Committee selects eligible persons to receive such awards and determines the nature and amount of each award. For 2019, each NEO received an annual target LTIP award equal to the percentage of his or her total base salary, at the time of the award, as provided in the table below:

| NEO | Base Salary ($) | x | Target (Percentage of Base Salary) (%) | = | Target Award ($) |
|---|---|---|---|---|---|
| Thomas C. Gentile III | 1,300,000 | | 550 | | 7,150,000 |
| Jose I. Garcia | 615,000 | | 200 | | 1,230,000 |
| Samantha J. Marnick | 550,000 | | 215 | | 1,182,500 |
| Duane F. Hawkins | 535,000 | | 230 | | 1,230,500 |
| John A. Pilla | 475,000 | | 190 | | 902,500 |

The total annual target LTIP award consists of three components:

- Time-Based Restricted Stock, representing 60% of the total target award amount;
- Performance-Based Restricted Stock tied to relative TSR over a three-year performance period, representing 20% of the total target award amount; and
- Performance-Based Restricted Stock tied to FCF Percentage over a three-year performance period, representing 20% of the total target award amount.

## Time-Based Restricted Stock

In 2019, 60% of the target award amount was delivered in the form of a Time-Based Restricted Stock award vesting in three equal installments on each of the first, second, and third anniversaries of the grant date, subject to the recipient being employed by the Company on the vesting date. The Compensation Committee grants Time-Based Restricted Stock awards to assist in retaining NEOs and increase their stock ownership, which further aligns our NEOs' interests with those of stockholders. Awards are approved by the Compensation Committee in January and granted after the Company's subsequent earnings release. The number of shares granted is determined based on the average of the opening and closing Common Stock prices on the third trading day after the Company's earnings release following the date the award is approved by the Compensation Committee.

Dividends on Time-Based Restricted Stock awards accrue from the grant date and are paid out on vesting. If the underlying award is forfeited, the accrued dividends are forfeited as well.

## Performance-Based Restricted Stock Tied to Total Stockholder Return

In 2019, 20% of the target award amount was delivered in the form of a Performance-Based Restricted Stock award tied to TSR. Payout of the award is based on the ranking of the Company's TSR, expressed as a percentile, relative to the TSR of a group of the Company's peers over a three-year tracking period as compared to threshold, target, and maximum performance goals. Participants are initially granted a number of unvested shares equal to the number of vested shares to which the participant would be entitled upon achievement of the target performance goal.

The table below sets forth these performance goals and vesting percentages:

| | | Threshold* | Target | Maximum |
|---|---|---|---|---|
| **Performance Goal** | (Percentile Ranking in Peer Group) | 25th | 50th | 90th |
| **Vesting Percentage** | (% of Target Award) | 25% | 100% | 200% |

\* If performance is below threshold, payout is zero.

For grants made in 2019, the performance period runs from January 1, 2019 to December 31, 2021, and the vesting of the awards is dependent upon the Compensation Committee's certification of the performance goal being achieved. An individual must be continuously performing services (or deemed to be continuously performing services) throughout the entire performance period, or none of the award will be earned.

For grants made in 2019, the TSR for the Company and each member of its peer group for the tracking period will be determined by calculating the percentage increase in the dividend-adjusted average closing share price for the 20 trading days ending December 31, 2018, and the 20 trading days ending December 31, 2021. If the Company's TSR percentile ranking falls between the threshold and the target performance goals or the target and the maximum performance goals, the percentage of the award that a participant will receive is interpolated on a straight-line basis. If the Company's TSR percentile ranking is below the threshold performance goal, the participant will not be entitled to any vested shares, and if the Company's TSR percentile ranking is equal to or higher than the maximum performance goal, the participant will be entitled to a number of vested shares equal to 200% of the target award. If the Company's TSR is negative, payout is capped at 100% regardless of percentile ranking. The Compensation Committee may apply negative discretion to the award payout. Dividends on Performance-Based Restricted Stock awards tied to TSR are not paid or accrued until the award vests.

## Performance-Based Restricted Stock Tied to FCF Percentage

In 2019, 20% of the target award amount was delivered in the form of a Performance-Based Restricted Stock award tied to FCF Percentage.* Payout of the award is based on the Company's free cash flow as a percentage of revenue over a three-year tracking period as compared to threshold, target, and maximum performance goals. FCF Percentage* is a measure of long-term cash generation driven by increasing revenue, reducing costs, improving productivity, and efficiently using capital. Participants are initially granted a number of unvested shares equal to the number of vested shares to which the participant would be entitled on achievement of the target performance goal.

The table below sets forth these performance goals and vesting percentages:

| | | Threshold* | Target | Maximum |
|---|---|---|---|---|
| **Performance Goal** | FCF Percentage* | 7.0% | 7.75% | 9.0% |
| **Vesting Percentage** | (% of Target Award) | 25% | 100% | 200% |

\*    If performance is below threshold, payout is zero.

For grants made in 2019, the performance period runs from January 1, 2019 to December 31, 2021, and the vesting of the awards is dependent on the Compensation Committee's certification of the performance goal being achieved. An individual must be continuously performing services through the entire performance period, or none of the award will be earned.

FCF Percentage* will be calculated on a cumulative basis over a three-year period (total free cash flow over three years divided by total revenue over three years). If the calculated percentage falls between the threshold and the target performance goals or the target and the maximum performance goals, the percentage of the award that a participant will receive is interpolated on a straight-line basis. If the Company's percentage is below the threshold performance goal, the participant will not be entitled to any vested shares, and if the Company's percentage is equal to or greater than the maximum performance goal, the participant will be entitled to a number of vested shares equal to 200% of the target award. The Compensation Committee may apply negative discretion to the award payout. Dividends on Performance-Based Restricted Stock awards tied to FCF Percentage* are not paid or accrued until the award vests.

For an explanation and reconciliation of FCF Percentage, please see *Appendix A*.

# Vesting Performance-Based Restricted Stock Awards

**2016 Awards:** The only performance-based restricted stock award that vested in 2019 was tied to TSR. Payout of the award was based on the ranking of the Company's TSR, expressed as a percentile, relative to the TSR of a group of the Company's peers over a three-year tracking period from January 1, 2016 to December 31, 2018, as compared to threshold, target, and maximum performance goals. On January 23, 2019, the Compensation Committee certified performance of the award at a percentile rank of 50th within the peer group. As a result, the award paid out at 100% (the payout was entirely in stock), as demonstrated in the table below:

| | | Threshold* | Target | Maximum | 2016 PB-TSR Actual Performance |
|---|---|---|---|---|---|
| **Performance Goal** | (Percentile Ranking in Peer Group) | 25th | 50th | 90th | **50th** |
| **Vesting Percentage** | (% of Target Award) | 25% | 100% | 200% | **100%** |

**2017 Awards:** Two types of performance-based restricted stock awards vested in 2020. The first award type was tied to TSR and payout was determined consistently with the 2016 award described above. The award had a performance tracking period from January 1, 2017, to December 31, 2019. On January 21, 2020, the Compensation Committee certified performance of the award at a percentile rank of 58th within the peer group. As a result, the award paid out at 120% (the payout was entirely in stock), as demonstrated in the table below:

| | | Threshold* | Target | Maximum | 2017 PB-TSR Actual Performance |
|---|---|---|---|---|---|
| **Performance Goal** | (Percentile Ranking in Peer Group) | 25th | 50th | 90th | **58th** |
| **Vesting Percentage** | (% of Target Award) | 25% | 100% | 200% | **120%** |

The second type of performance-based restricted stock award that vested in 2020 was tied to FCF Percentage.* Payout of the award was based on the Company's free cash flow* as a percentage of revenue over a three-year tracking period from January 1, 2017, to December 31, 2019, as compared to threshold, target, and maximum performance goals. On January 21, 2020, the Compensation Committee certified performance of the award at 7.82%, which reflected an adjustment to Free Cash Flow* for the return of a cash payment of $236 million received from Boeing associated with the B787 interim pricing agreement. While the Company generally intends to base FCF Percentage* on Free Cash Flow* as opposed to Adjusted FCF,* an adjustment was appropriate in this circumstance as the Company excluded the receipt of the cash payments from Boeing in 2015 ($192 million) and 2016 ($43 million) from its applicable free cash flow* performance determination. As a result, the award paid out at 200% (the payout was entirely in stock), as demonstrated in the table below:

| | | Threshold* | Target | Maximum | 2017 PB-FCF Actual Performance |
|---|---|---|---|---|---|
| **Performance Goal** | FCF Percentage* | 6.0% | 6.7% | 7.4% | **7.82%** |
| **Vesting Percentage** | (% of Target Award) | 25% | 100% | 200% | **200%** |

\*    For an explanation and reconciliation of FCF Percentage and other non-GAAP measures, please see *Appendix A*.

# 2019 NEO Performance and Compensation Decisions

## Mr. Gentile, President and Chief Executive Officer

- 2019 Performance: Mr. Gentile's 2019 individual performance met expectations. He continued the Company's diversification and growth strategy with the FMI acquisition and pending acquisition of select assets of Bombardier aerostructures and aftermarket, and securing new work content from current and new customers. Mr. Gentile also successfully led the Company through important customer negotiations, the B737 MAX grounding, supply chain risks, and safety improvements.

- 2019 Compensation Decisions:
  - Salary: In January 2019, the Compensation Committee approved an increase from $1,250,000 to $1,300,000, effective February 1, 2019. The increase was based on an evaluation of Mr. Gentile's performance and target compensation as compared to the Company's peer group.

  - Annual Cash Incentive: In January 2019, the Compensation Committee approved an increase of Mr. Gentile's target from 140% to 145% of his base salary. In January 2020, based on a review of Mr. Gentile's and the Company's performance during 2019, the Compensation Committee approved an ACI payout of $1,873,535.

  - Long-Term Incentives: The Compensation Committee approved an increase of Mr. Gentile's target amount from 500% to 550% of salary effective February 1, 2019. The increase was based on an evaluation of Mr. Gentile's performance and target compensation as compared to the Company's peer group. In February 2019, Mr. Gentile was granted awards with an aggregate grant date fair value of $7,150,017. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table."

## Mr. Garcia, Former Senior Vice President and Chief Financial Officer

- 2019 Performance: Mr. Garcia resigned from the position of Senior Vice President and Chief Financial Officer on January 29, 2020.

- 2019 Compensation Decisions:
  - Salary: Mr. Garcia's salary remained at $615,000.

  - Cash Sign-On: Mr. Garcia received a cash sign-on award of 250,000 in 2019 (a second sign-on award of $500,000 was paid in 2020).

  - Annual Cash Incentive: No changes were made to Mr. Garcia's target during 2019. Mr. Garcia's target was 100% of salary. Per

Mr. Garcia's Resignation Agreement and Release, Mr. Garcia received an ACI payout of $615,000.

  - Long-Term Incentives: No changes were made to Mr. Garcia's target during 2019. Mr. Garcia's target was 200% of salary. In February 2019, Mr. Garcia was granted an equity sign-on award with a grant date fair value of $1,000,081, and annual awards with an aggregate grant date fair value of $1,230,147. In November 2019, Mr. Garcia was granted a one-time service award with an aggregate grant date fair value of $500,065. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table."

## Ms. Marnick, Executive Vice President, Chief Administration Officer & Strategy

- 2019 Performance: Ms. Marnick's 2019 individual performance exceeded expectations. She advanced the Company's growth strategy through pursuit of strategic acquisitions, delivered substantial new business wins, further improved fringe costs, led the advancement of Company values, achieved significant labor relations results with the early negotiation of the SPEEA-WTPU contract, and established the foundation for successful contract negotiations with the IAM in early 2020.

- 2019 Compensation Decisions:
  - Salary: Ms. Marnick's salary remained at $550,000.

  - Annual Cash Incentive: No changes were made to Ms. Marnick's target during 2019. Ms. Marnick's target was 100% of salary. In January 2020, based on a review of Ms. Marnick's and the Company's performance during 2019, the Compensation Committee approved an ACI payout of $561,000.

  - Long-Term Incentives: No changes were made to Ms. Marnick's target during 2019. Ms. Marnick's target was 215% of salary. In February 2019, Ms. Marnick was granted awards with an aggregate grant date fair value of $1,182,704. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table."

# Mr. Hawkins, Senior Vice President; President, Defense and Fabrication Division of Spirit AeroSystems, Inc.

- 2019 Performance: Mr. Hawkins' 2019 individual performance exceeded expectations. He successfully completed the development and integration of a comprehensive defense and fabrication business while executing superior performance of existing programs.  He made significant progress on growing both businesses by expanding work on existing programs, new business wins, and established a healthy new business backlog. He successfully shaped and built strong relationships and increased Spirit's brand awareness with key strategic customers and stakeholders including defense primes and Congressional delegation leadership. He led the first defense acquisition and integration of FMI, combining strong material systems and industrialization capability to strategically position Spirit for high priority defense programs.

- 2019 Compensation Decisions:
  - Salary: Mr. Hawkins' salary remained at $535,000.
  - Annual Cash Incentive: No changes were made to Mr. Hawkins' target during 2019. Mr. Hawkins' target was 100% of salary. In January 2020, based on a review of Mr. Hawkins' and the Company's performance during 2019, the Compensation Committee approved an ACI payout of $536,338.
  - Long-Term Incentives: No changes were made to Mr. Hawkins' target during 2019. Mr. Hawkins' target was 230% of salary. In February 2019, Mr. Hawkins was granted awards with an aggregate grant date fair value of $1,230,696. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table."

# Mr. Pilla, Senior Vice President, Chief Technology Officer

- 2019 Performance: Mr. Pilla's 2019 individual performance exceeded expectations. He established research and technology ("R&T") strategies that developed a future composite skin / stringer approach (ASTRA) that won global awards. His R&T team won new commercial and defense packages. Mr. Pilla also led Spirit engineering teams in factory automation efforts and production initiatives related to the B767 S41 Integration and the A320 Spoiler. Mr. Pilla continued to develop distinctive capability strategies, achieving thought leadership as measured by patents, trade secrets, papers, and key university and industry partnerships.

- 2019 Compensation Decisions:
  - Salary: Mr. Pilla's salary remained at $475,000.
  - Annual Cash Incentive: No changes were made to Mr. Pilla's target during 2019. Mr. Pilla's target was 100% of salary. In January 2019, based on a review of Mr. Pilla's and the Company's performance during 2019, the Compensation Committee approved an ACI payout of $478,563.
  - Long-Term Incentives: No changes were made to Mr. Pilla's target during 2019. Mr. Pilla's target was 190% of salary. In February 2019, Mr. Pilla was granted awards with an aggregate grant date fair value of $902,629. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table."

# The Compensation Decision-Making Process

As set forth in its Charter, the Compensation Committee is responsible for overseeing the administration of the Company's compensation plans, policies, and programs. Further, the Compensation Committee is responsible for setting compensation for, and reviewing performance of, the Company's executive officers. Pursuant to its charter, the Compensation Committee has the authority to delegate its responsibilities to such subcommittees as it deems appropriate, so long as the subcommittee is solely comprised of one or more members of the Compensation Committee. In setting executive officer compensation, the Compensation Committee takes into consideration the following:

- The CEO's self-assessment and performance review of the Other NEOs;
- The Compensation Committee's and Board's views of the NEOs' performance;
- The counsel and recommendations of the CEO and CAO (who is responsible for the Company's human resources team);
- Recommendations of other members of the Compensation Committee;

- Results from benchmarking against the Company's peer group and survey data; and
- The analysis and consulting advice of its independent compensation consultant with respect to the amount or form of such compensation.

Generally, the Compensation Committee strives for internal pay equity among the Company's NEOs and accordingly, the types of compensation and benefits offered to the Company's NEOs are consistent among the group. The Compensation Committee continues to examine existing and new compensation programs and practices to ensure that the Company's compensation programs remain appropriate and consistent with the Company's overall objectives and market practice.

The chart below reflects the annual compensation-setting process by regularly scheduled meeting of the Compensation Committee (certain items may shift during the year). In addition to the following, the CEO's performance, along with all Company performance metrics used in the ACI or long-term incentives, are monitored and discussed quarterly.



**October Meeting:**
Discuss compensation design for upcoming year and anticipated changes; conduct risk analysis of compensation programs

**January Meeting:**
Review market trends and benchmarking data; evaluate NEOs' performance; review and approve NEO annual compensation including salary, short- and long-term incentives, and other similar arrangements; review compensation consultant independence

**July Meeting:**
Conduct a mid-year performance review of executive officers; review talent strategy and proposed changes to executive officers; review peer group composition

**February Meeting:**
Review and approve compensation discussion and analysis and compensation committee report in proxy statement

**April Meeting:**
Review ISS and Glass Lewis reports on executive compensation and discuss resulting action steps; review regulatory matters; review stock ownership requirements

# Benchmarking

Each year, the Compensation Committee, with the assistance of management and the independent compensation consultant, reviews external market data in order to determine the competitiveness of our compensation packages, highlight trends and regulatory implications, and develop incentive plan design alternatives. The market data reviewed is from the Company's peer group and nationally recognized published survey data.

## 2019 Proxy Peer Group

The Company uses its peer group as a reference point for compensation design and award decisions. The Company's peer group consists of companies similar to Spirit in size and operations (emphasizing aerospace and defense and auto-component manufacturers) and/or companies that compete with Spirit for executive talent. For 2019, the Company's peer group was as follows (the companies are ranked by revenue and all ticker symbols are for the NYSE):

| Company Name | 2018 Revenue ($ in billions) | Market Cap as of 12/31/2018 ($ in billions) |
|---|---|---|
| Trane Technologies (f/k/a Ingersoll-Rand plc) (TT) | 15.7 | 22.4 |
| Parker-Hannifin Corporation (PH) | 14.3 | 19.7 |
| Arconic (ARNC) | 14.0 | 8.1 |
| Textron (TXT) | 14.0 | 11.2 |
| Tenneco (TEN) | 11.8 | 2.2 |
| Borg Warner (BWA) | 10.5 | 7.2 |
| L3 Technologies (LLL) | 10.2 | 13.7 |
| Huntington Ingalls (HII) | 8.2 | 8.2 |
| **Spirit AeroSystems Holdings (SPR)** | **7.2** | **7.6** |
| Harris Corp (HRS) | 6.4 | 16.2 |
| Terex (TEX) | 4.5 | 2.0 |
| Triumph Group (TGI) | 3.2 | 0.6 |
| Teledyne Technologies (TDY) | 2.9 | 7.5 |
| Moog (MOG-A) | 2.7 | 2.7 |
| Curtiss-Wright (CW) | 2.4 | 4.5 |
| Hexcel (HXL) | 2.2 | 4.9 |
| Esterline Technologies Corporation (ESL) | 2.0 | 3.6 |

## Proxy Peer Group Changes

No affirmative changes were made to the Company's proxy peer group after the grant of long-term incentives in 2019, but the Compensation Committee noted that Harris Corp (HRS) was acquired by L3 Technologies (LLL) in July 2019, and Esterline Technologies Corporation (ESL) was acquired by TransDigm Group Inc. (the surviving company is not in the Company's peer group) in March 2019.

## Survey Data

In addition to benchmarking using the peer group, the Company also uses a broad survey sample from the independent compensation consultant's executive compensation survey. The survey analysis considers companies in relevant industries (aerospace and defense, machinery, auto-component, and electrical equipment) as well as companies in other industries, when necessary, to complement data limitations. Survey data was size-adjusted to approximate the Company's revenue either through regression or by limiting the survey sample to comparably-sized companies. This information was used by the Compensation Committee in establishing the compensation packages and target goals for the NEOs.

# Independent Compensation Consultant

The Compensation Committee's Charter allows the committee to engage an independent compensation consultant to advise on executive compensation matters. For 2019, the Company engaged Willis Towers Watson directly for the purpose of providing analysis and advice with respect to compensation matters to the Compensation Committee. The consultant's engagement and fees related to work conducted for the Compensation Committee were reviewed and pre-approved by the Compensation Committee.

In addition to consulting services for the Compensation Committee, which were $189,219 in 2019, Willis Towers Watson provided other services to the Company during 2019 totaling $544,496. Of such amount, $406,974 related to due diligence support for acquisitions, and $137,522 related to a diversity and inclusion assessment conducted with respect to the Company's employee population.

The Compensation Committee has determined, after considering and discussing criteria from the SEC and NYSE and Willis Towers Watson's annual independence letter, that Willis Towers Watson does not have any conflicts of interest that would prevent objectivity.

# Clawback Policies

The Company's ACI and LTIP awards are subject to the clawback provision of the OIP, any applicable law and the Company's 2017 Clawback Policy (the "2017 Policy"). The OIP clawback provision provides that the Compensation Committee may take certain actions, including canceling an award or causing the participant to forfeit any gains realized in connection with the award, if the participant, without the consent of the Company, engages in a detrimental activity. Detrimental activities include breaches of restrictive covenants, such as confidentiality, non-solicitation, and non-compete covenants, and any activity contributing to financial restatement or accounting irregularities that are appropriate to include in the 2017 Policy.

The 2017 Policy applies to the ACI and performance-based restricted stock awards (the "Covered Compensation") held by current and former Section 16 officers of the Company (the "Covered Executives"). Specifically, in the event of a material restatement to the Company's financial results due to material noncompliance by the Company with financial reporting requirements under applicable securities law (the "Triggering Event"), the result of which being that Covered Compensation would have been lower had it been calculated taking into account the effect of the Triggering Event, the Compensation Committee has the authority (subject to certain procedures and exceptions) to seek to recover excess compensation received by the Covered Executives.

# Consideration of Advisory Stockholder Vote on Executive Compensation

The Company believes it is appropriate to seek and reflect the views of its stockholders on the design and effectiveness of the Company's executive compensation program. Accordingly, consistent with the Company's most recent say-on-pay frequency vote in April 2017, the Company holds an annual say-on-pay vote. At the Company's 2019 annual meeting of stockholders, approximately 91% of stockholders present in person or by proxy voted in favor of the Company's executive compensation programs. The Compensation Committee takes the annual say-on-pay proposal voting results into consideration when making future decisions regarding executive compensation.

# Compensation Risk Assessment

Annually (and as frequently as deemed necessary), the Compensation Committee assesses risks presented by our compensation program, policies, and award structures. This assessment is used to determine whether any of our compensation components incentivize executives to take risks that are not in the Company's or stockholders' best interests. In 2019, our Compensation Committee reviewed the following risk factors relative to our current compensation programs:

- Senior talent acquisition and the ability to recruit and retain talent at market-based compensation levels;

- Senior talent loss due to misalignment of strategic decisions and incentives, including balancing long-term incentives with the investment requirement for long-term objectives;

- Alignment of compensation to short- and long-term Company performance;

- Potential for material restatement of earnings to impact incentive plan calculations;

- Clawback policy requirements aligned with market in regard to talent recruitment and retention;

- Potential for unforeseen one-time events beyond management's control that affect incentive plan calculations;

- Potential for management decisions based on short-term objectives unbalanced with long-term Company performance; and

- Potential for unrealized talent investment due to underperforming individuals.

After reviewing our current compensation program and award structures, the Compensation Committee determined that our program does not incentivize executives to take excessive risks in light of the following features:

- We diversify the compensation delivered to executives - the individual components and performance goals each incentivize different behaviors (short-term focus, long-term focus, etc.) in an attempt to balance our executives' interests;

- We have maximum payouts, or caps, on our performance-based compensation - the highest amount that can be paid with respect to our ACIs or performance-based long-term incentives is 200%;

- The Compensation Committee reserves the right to exercise negative discretion over performance-based awards;

- We maintain clawback policies that allow recovery of certain compensation when the participant has engaged in misconduct;

- Our NEOs and other executives must comply with stringent stock ownership requirements; and

- We have engaged an independent compensation consultant to advise us on compensation practices.

# Other Compensation Elements and Information

## Benefits and Perquisites

In addition to the four basic compensation elements, we provide our NEOs with the additional benefits and perquisites described below. Benefits and perquisites received by NEOs are included in the "All Other Compensation" column of the "Summary Compensation Table." These benefits are based on an assessment of benefits offered by our peers and competitors and are important for retaining the Company's executive officers.

| Benefit/Perquisite | Explanation |
| --- | --- |
| Retirement and Savings Plan (the "RSP") | • The RSP is a tax-qualified defined contribution plan for certain eligible salaried employees. The Company makes both matching and non-matching contributions under the RSP. <br> • Matching: The Company matches 75% of the employee's contributions up to a maximum of 6% of the employee's base pay (provided the employee contributes 8%). The matching contributions are immediately 100% vested. <br> • Non-Matching: The Company makes a non-matching contribution following the end of each calendar year based on an employee's age and vesting service, provided that the employee is employed by the Company on December 31 of the applicable year and has earned a year of vesting service. If age plus vesting service totals less than 60, employees receive a contribution equal to 1.5% of base salary; if age plus vesting service totals at least 60 but less than 80, employees receive a contribution equal to 3% of base salary; and if age plus vesting service totals 80 or more, employees receive a contribution equal to 4.5% of base salary. These contributions are 25% vested at two years, 50% vested at three years, 75% vested at four years, and 100% vested at five years of vesting service. <br> • Transition Contribution: An additional contribution is available to employees who were previously Boeing employees and meet certain other requirements. Other than Mr. Pilla, none of the NEOs is eligible for this additional contribution. Mr. Pilla receives an annual transition contribution amount of 3.5% of his base salary. All such contributions are vested immediately as Mr. Pilla has met the five-year service requirement. The transition contribution will cease after 2020, with final payment for the first six months of 2020 made in 2021. |
| Deferred Compensation Plan (the "DCP") | This nonqualified plan allows eligible Spirit employees, including each of our NEOs, to defer receipt of a portion of their base salary or ACI. In addition, the DCP allows for discretionary contributions by the Company into a separate account in the DCP. Deferred amounts and discretionary Company contributions are credited with a rate of return equal to 120% of the applicable federal long-term rate for October of the prior fiscal year. For 2019, the interest crediting rate is 3.59%. |
| Perquisite Allowance Plan | Under the Company's Perquisite Allowance Plan, the CEO receives an annual allowance of $25,000, while the Other NEOs receive an annual allowance of $13,000. Participants may select the perquisite items to be funded from their allowances subject to certain limitations set forth in the Perquisite Allowance Plan. Any portion of a participant's annual allowance not used by the end of the applicable calendar year is forfeited except upon a qualifying termination in a change-in-control. See "Potential Payments Upon Termination or Change-in-Control." |
| Executive Security | Some of our NEOs receive personal or home security provisions. These provisions are based on business-related security concerns and have been assessed by an independent security consulting firm and deemed necessary and appropriate for the protection of the Company's NEOs. |
| Personal Corporate Aircraft Use | For security reasons, the Company's CEO and CAO are authorized to use the corporate aircraft for a limited amount of personal travel. Mr. Gentile and Ms. Marnick are authorized to use the aircraft for 70 personal hours annually, and 25 personal hours annually, respectively (deadhead or ferry flights do not count towards their usage). Other NEOs do not use the corporate aircraft for personal travel unless approved by the CEO. No tax gross-ups are provided for this benefit. |
| Relocation Benefits | We provide relocation assistance to employees including our NEOs. In 2019, the Company provided Mr. Garcia relocation assistance for certain qualified relocation expenses. Where appropriate, the Company provides a gross-up to cover tax liabilities associated with relocation assistance. |
| Post-Retirement Medical Coverage | The Company has two programs for post-retirement medical coverage. Under the first program, benefits are available to employees who were previously Boeing employees and who retire from the Company between the ages of 62 and 65 (and who meet certain other requirements). Under the second program, benefits are available to (i) employees who retire from the Company at age 55 or later with 10 years of service, and (ii) employees who retire from the Company at age 60 or later with five years of service. Under either program, benefits cease at age 65. Other than Mr. Pilla, none of our NEOs is currently eligible for coverage under either program. |

# Discontinued and Frozen Benefit Plans and Arrangements

The Company pays certain benefits through discontinued and frozen benefit plans and arrangements, which include the Supplemental Executive Retirement Plan (the "SERP") and the Pension Value Plan (the "PVP"). A significant portion of Spirit's operations related to Boeing aerostructures was owned and controlled by Boeing until 2005. In connection with the acquisition of these assets from Boeing, the Company adopted the SERP in order to attract certain employees from Boeing. The SERP provides supplemental, nonqualified retirement benefits to executives who (1) had their benefits transferred from a Boeing nonqualified plan to the SERP, and (2) did not elect to convert their SERP benefit into phantom stock units as of June 17, 2005. Benefits under this plan were frozen as of the date of the Boeing acquisition. There are no SERP annuity benefits presently payable to any of the NEOs. Mr. Pilla elected to convert his SERP benefit as of June 17, 2005, into 16,023 phantom stock units.

Also in connection with the Boeing acquisition, the Company adopted the PVP for certain eligible employees of Boeing, and allowed for the transfer of pension values from Boeing pension plans. The PVP is a frozen plan and no additional employees may become participants in the PVP, and no current participants are accruing any additional benefits (other than interest credits). The PVP is fully paid for by the Company, and the Company's employees are vested after reaching five years of service. Other than Mr. Pilla, none of the NEOs received benefits under the PVP or SERP in 2019 or is eligible to participate in such plans. Mr. Pilla's participation in the PVP is detailed under "Pension Benefits." Mr. Pilla's phantom stock units under the SERP are described under "Nonqualified Deferred Compensation."

# Post-Termination Payments and Change-in-Control Compensation

The Company believes competitive severance protection is an appropriate incentive in attracting and retaining executive talent. The Company has provided for post-termination severance compensation through certain individual employment agreements and has also agreed to individual severance arrangements at the time of termination of employment, taking into account the specific facts and circumstances of termination. Certain of our employment agreements provide benefits upon a change-in-control.

Further, certain of the Company's benefit plans provide for compensation upon termination or in connection with a change-in-control. The ACI, long-term incentives, and Perquisite Allowance Plan are subject to double trigger change-in-control provisions.

You can find additional information regarding the Company's practices in providing compensation in connection with termination of employment under the heading "Potential Payments Upon Termination or Change-in-Control."

# Accounting and Tax Treatment of Compensation

When evaluating the Company's compensation programs, the Company takes into account the various accounting, tax, and disclosure rules associated with such matters, including Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and Section 409A of the Code. Section 162(m) generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to "covered employees" each year. The

Compensation Committee generally seeks to award compensation that would allow it to preserve tax deductions; however, the Compensation Committee reserves the right to set compensation at the levels and in the manner (tax-deductible or not) that it determines to be in the best interests of the Company and its stockholders.

# Stock Ownership Requirements

The Company maintains stock ownership requirements for its NEOs and other senior executives to further promote alignment of management and stockholder interests. The ownership requirements (measured by the value of Common Stock required to be held) are based on a multiple of base salary tied to position, and establish the following target levels for Company stock ownership:

| Officer Level | Target Level (Multiple of Annual Base Salary) |
|---|---|
| Chief Executive Officer | 5x |
| Executive Vice Presidents/Senior Vice Presidents | 3x |
| Vice Presidents | 1x |

The stock ownership requirements mandate that the CEO and other senior officers accumulate their required positions within the later of: (i) five years after the adoption of the guidelines, or (ii) five years after being hired or promoted into the officer position. The Company believes that five years provides a reasonable goal for executives to accumulate shares through earned incentive awards.

During the five-year accumulation period, all NEOs are expected to continuously accumulate qualifying equity until they meet the applicable stock ownership guideline.

The Company reviews ownership positions on an annual basis. Based on the review conducted in 2019, the Company determined that the NEOs own appropriate amounts of Company stock in light of the minimum stock ownership requirements and the portions of their respective accumulation periods that have passed. The Company may restrict any officer from liquidating any of his or her then-current holdings in Company stock, except for those shares that are sold to meet Company tax-withholding requirements. The Company may modify or waive the requirements of the guidelines at its discretion if it determines that compliance would result in severe hardship for an officer. Note that the Company's insider trading policy prohibits Company employees from engaging in short sales of the Company's securities, and hedging and pledging the Company's securities. For additional information on this policy, see "Board and Governance Matters - Policy Prohibiting Short Selling, Hedging, and Pledging."

# Summary Compensation Table

The following table summarizes the compensation of the NEOs for the last three fiscal years.

| Name and Principal Position | Year | Salary ($)[4] | Bonus ($)[5] | Stock Awards ($)[6] | Non-Equity Incentive Plan Compensation ($)[7] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[8] | All Other Compensation ($)[9] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Thomas C. Gentile III | 2019 | 1,295,753 | | 7,150,017 | 1,873,535 | | 752,844 | 11,072,149 |
| President and CEO | 2018 | 1,241,233 | | 6,250,140 | 1,546,576 | | 861,744 | 9,899,693 |
| | 2017 | 1,144,223 | | 5,175,087 | 2,578,703 | | 1,009,385 | 9,907,398 |
| Jose I. Garcia[1] | 2019 | 601,521 | 250,000 | 2,730,292 | 615,000 | | 310,950 | 4,507,763 |
| Former SVP and CFO | | | | | | | | |
| Sanjay Kapoor[2] | 2019 | 16,027 | | 1,104,960 | | | 856,152 | 1,977,140 |
| Former EVP and CFO | 2018 | 650,000 | | 1,950,174 | 578,500 | | 81,541 | 3,260,215 |
| | 2017 | 650,000 | | 1,820,067 | 1,046,500 | | 39,148 | 3,555,715 |
| Samantha J. Marnick | 2019 | 550,000 | | 1,182,704 | 561,000 | | 151,808 | 2,445,512 |
| EVP, CAO and Strategy | 2018 | 522,877 | | 1,040,241 | 491,504 | | 149,309 | 2,203,930 |
| | 2017 | 490,006 | | 931,048 | 788,410 | | 141,475 | 2,350,939 |
| Duane F. Hawkins | 2019 | 535,000 | | 1,230,696 | 536,338 | | 38,440 | 2,340,474 |
| SVP; President, | 2018 | 533,685 | | 1,230,603 | 456,301 | | 45,630 | 2,266,218 |
| Defense and Fabrication Division | 2017 | 517,691 | | 1,144,036 | 831,827 | | 33,657 | 2,527,211 |
| John A. Pilla[3] | 2019 | 475,000 | | 902,629 | 478,563 | 96,295 | 46,766 | 1,999,253 |
| SVP, Chief Technology Officer | 2018 | 456,041 | | 1,364,744 | 422,978 | | 61,064 | 2,304,827 |

(1) Mr. Garcia joined the Company on January 9, 2019, and resigned on January 29, 2020.

(2) Mr. Kapoor resigned as the Company's EVP and CFO on January 9, 2019, but remained with the Company as Senior Financial Advisor until March 31, 2019, when he retired.

(3) Mr. Pilla was not an NEO in the fiscal year ended December 31, 2017. Accordingly, no information is displayed for 2017.

(4) For Mr. Gentile, this number reflects a weighted amount based on the portion of the year for which his new base salary applied. For Mr. Kapoor, the amount reflects amounts earned through January 9, 2019. Amounts paid to Mr. Kapoor after that date, including severance payments, are included in "All Other Compensation."

(5) Because the Annual Cash Incentive ("ACI") has mandatory performance measures that must be achieved for any payout, the ACI is shown in the "Non-Equity Incentive Plan Compensation" column of the table. Mr. Garcia's amount represents a $250,000 cash sign-on bonus that he received in 2019.

(6) Amounts shown represent the aggregate grant date fair value of awards granted to NEOs during the applicable year, as determined in accordance with FASB ASC Topic 718. These grant date fair values represent the accounting expense to be recorded for the award and are not reflective of the actual value that may be recognized by a NEO with respect to the award. The assumptions made by the Company in calculating these amounts are incorporated herein by reference to Note 19 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for 2019. In 2019, each NEO other than Mr. Kapoor received a Time-Based Restricted Stock award ("RS"), a Performance-Based Restricted Stock award tied to TSR ("PB-TSR"), and a Performance-Based Restricted Stock award tied to FCF Percentage ("PB-FCF"). In addition, the other awards were issued as follows: (i) Mr. Garcia received a sign-on time-based restricted stock award ("Initial Sign-On RS") on February 6, 2019, (ii) Mr. Garcia received a one-time time-based restricted stock award ("One-Time RS") on November 5, 2019, and (iii) Mr. Kapoor received a retirement time-based restricted stock award on April 1, 2019 (the "Retirement RS"). The grant date fair value of the RSs and Mr. Garcia's Sign-On RS is equal to the number of shares granted multiplied by $92.08, the average of the opening and closing prices of Common Stock on February 6, 2019, the grant date. The grant date fair value of Mr. Garcia's One-Time RS is equal to 5,880 shares multiplied by $85.045, the average of the opening and closing prices of Common Stock on November 5, 2019, the grant date. The grant date fair value of Mr. Kapoor's Retirement RS is equal to 12,000 shares multiplied by $92.08, the average of the opening and closing prices of Common Stock on April 1, 2019. The grant date fair value of the PB-TSRs is equal to the number of shares granted at target multiplied by $124.24, which was determined using a Monte Carlo simulation model based on the probable ranking of the Company's TSR relative to the TSR of a group of the Company's peers. If the maximum level of performance is achieved with respect to the PB-TSRs, the value of the PB-TSRs would be as follows: Mr. Gentile: $2,860,005; Mr. Garcia: $492,239; Ms. Marnick: $473,106; Mr. Hawkins: $492,239; and Mr. Pilla: $361,042. The grant date fair value of the PB-FCFs is equal to the number of shares granted at target multiplied by $90.61, the closing price of Common Stock on the grant date, adjusted for dividends (as dividends do not accrue on PB-FCFs until vesting). If the maximum level of performance is achieved with respect to the PB-FCFs, the value of the PB-FCFs would be as follows: Mr. Gentile: $2,860,014; Mr. Garcia: $492,012; Ms. Marnick: $473,165; Mr. Hawkins: $492,375; and Mr. Pilla: $361,171. For additional information on the awards, see "2019 Compensation Program Elements."

(7) Represents ACIs earned by the NEOs with respect to 2019 performance.

(8) For Mr. Pilla, amount shown reflects increase in the actuarial present value of Mr. Pilla's accumulated benefits under the PVP during 2019. This amount was determined using interest rate and mortality rate assumptions consistent with those used in our audited financial statements. The increase is due to the decrease in the applicable discount rate from December 31, 2018, to December 31, 2019. Additional information regarding our PVP is set forth in "Pension Benefits." With respect to nonqualified deferred compensation earnings, none of the NEOs received any earnings on their deferred compensation based on above-market or preferential rates.

(9) The following table shows "All Other Compensation" amounts for our NEOs in 2019:

| Name | Life Insurance[a] ($) | Financial and Tax Services[b] ($) | Personal Aircraft Usage[c] ($) | Personal Travel Expenses[d] ($) | Personal Security[e] ($) | Relocation Expenses and Gross-Ups[f] ($) | Deferred Compensation Plan Contributions[g] ($) | Company Contributions Under Tax-Qualified Contribution Plan[h] ($) | Other[i] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|---|
| Thomas C. Gentile III | 819 | 9,782 | 95,195 | 13,456 | | | 600,000 | 18,374 | 15,218 | 752,844 |
| Jose I. Garcia | 819 | | | | | 190,035 | 100,000 | 7,096 | 13,000 | 310,950 |
| Sanjay Kapoor | 819 | | 27,978 | 12,190 | 1,208 | | | 18,900 | 795,057 | 856,152 |
| Samantha J. Marnick | 819 | | 5,289 | 13,000 | 10,200 | | 100,000 | 22,500 | | 151,808 |
| Duane F. Hawkins | 756 | 13,000 | 3,753 | | 1,208 | | | 19,723 | | 38,440 |
| John A. Pilla | 775 | | | 6,382 | | | | 36,250 | 3,359 | 46,766 |

(a) Amounts shown reflect Company contributions toward group life insurance.

(b) Amounts shown reflect financial, tax-preparation, and other related services paid for by the Company.

(c) Amounts shown reflect the incremental cost to the Company of personal usage of its corporate aircraft. The incremental cost is determined by dividing direct operating costs per aircraft by the total number of flight hours per aircraft, resulting in a cost per hour, and multiplying the cost per hour by the hours of personal usage. Direct operating costs include variable costs less revenue derived from charter flights. Variable costs include fuel, maintenance expenses, parts and supplies, landing fees, ground services, catering, and crew expenses associated with such use, including those associated with "deadhead" flights related to such use. Because corporate aircraft is used primarily for business travel, the methodology excludes fixed costs that do not change based on usage. Fixed costs include pilot salaries, the purchase costs of the aircraft, and the cost of maintenance not related to personal travel. Executives, their families, and invited guests occasionally fly on the corporate aircraft as additional passengers on business flights. In those cases, the aggregate incremental cost to the Company is a de minimis amount, and as a result, no amount is reflected in "Summary Compensation Table." Executives, directors, their families, and invited guests also occasionally fly on the corporate aircraft as additional passengers on personal flights that are attributed to another executive, in which case the entire incremental cost is allocated to the executive who arranged for the personal flight. The Company does not grant bonuses to cover, reimburse, or "gross-up" any income tax owed for personal travel on corporate aircraft. The Compensation Committee has authorized annual aircraft personal usage amounts of the following (such amounts do not include "deadhead" or ferry flights) (the "Approved Amounts"): Mr. Gentile - 70 hours; and Ms. Marnick - 25 hours. Of the Approved Amounts, in 2019, Mr. Gentile used 42.5 hours, and Ms. Marnick used 2.3 hours.

(d) Amounts shown reflect the NEOs' personal travel expenses, spousal travel expenses, and personal driving expenses paid for by the Company.

(e) Amounts shown reflect the incremental cost of personal or home security services for the NEOs.

(f) Amounts shown reflect relocation expenses reimbursed by the Company and associated tax gross-ups.

(g) Amounts shown reflect Company contributions to the accounts of its eligible NEOs under the DCP. See "Other Compensation Elements and Information — Benefits and Perquisites."

(h) Amounts shown reflect matching and non-matching contributions made by the Company under the RSP. See "Other Compensation Elements and Information — Benefits and Perquisites."

(i) For Messrs. Gentile and Pilla, amounts shown reflect costs relating to personal use of country club memberships. For Mr. Garcia, the amount shown reflects car payments. For Mr. Kapoor, amount reflects the sum of (i) $144,247 in compensation earned as a senior advisor from January 10, 2019 through March 31, 2019; (ii) $489,726 in severance payments through December 31, 2019; (iii) $160,274 in a 2019 ACI payout as part of his retirement agreement; and (iv) $810 in legal fees.

# Employment and Separation Agreements

Spirit has employment agreements with all of its NEOs except for Mr. Pilla. A brief description of the material terms is below. In addition, the material terms of the separation agreements of Messrs. Garcia and Gentile are included below.

## Mr. Gentile's Employment Agreement

On February 13, 2016, we entered into an employment agreement, effective April 1, 2016, with Mr. Gentile with respect to his position as Executive Vice President and Chief Operating Officer. Pursuant to the employment agreement, Mr. Gentile received a base salary of $1,000,000 per year. In addition, Mr. Gentile was eligible for an ACI equal to 140% of his base salary, and an annual target LTIP award equal to 300% of his base salary. Mr. Gentile was also entitled to receive an annual DCP Company contribution of $600,000.

Effective August 1, 2016 (in recognition of Mr. Gentile's appointment as President and CEO), Mr. Gentile's base salary increased to $1,100,000 and his annual target LTIP award increased to 400% of his annual base salary. Mr. Gentile received salary and LTIP target award increases in the first quarter of 2017 and 2018. Most recently, in February 2019, Mr. Gentile's salary increased to $1,300,000, his annual target ACI award increased to 145% of his annual base salary, and his annual target LTIP award was increased to 550% of his annual base salary.

Potential payments and termination events under Mr. Gentile's employment agreement are described under "Potential Payments Upon Termination or Change-in-Control — Employment Agreements."

## Mr. Garcia's Employment Agreement and Resignation Agreement

On November 23, 2018, we entered into an employment agreement with Mr. Garcia with respect to his position as Senior Vice President and Chief Financial Officer, effective January 9, 2019. Pursuant to the employment agreement, Mr. Garcia received a base salary of $615,000 per year. In addition, Mr. Garcia was eligible for an ACI award with a target value equal to 100% of his base salary, and an annual target LTIP award equal to 200% of his base salary. Mr. Garcia was also entitled to receive an annual DCP Company contribution of $100,000.

The Company granted Mr. Garcia a cash sign-on award of $750,000, of which $250,000 was paid in 2019, and $500,000 was paid in 2020. Mr. Garcia received a sign-on restricted stock award of $1,500,000. The first portion of this award, the Initial Sign-On RS, was granted on February 6, 2019, with a grant date fair value of $1,000,080, and the second award of $500,000 was to be granted no later than the first anniversary of the effective date (the "Subsequent Sign-On"). Each of the sign-on stock awards were to vest over three years.

On January 29, 2020, Mr. Garcia resigned. On January 31, 2020, the Company and Mr. Garcia entered into a Resignation Agreement and General Release (the "Garcia Agreement"). Under the terms of the Garcia Agreement, and in consideration of Mr. Garcia's future cooperation, release of claims, and compliance with certain obligations, including confidentiality, non-competition, non-solicitation, and non-disparagement covenants, Mr. Garcia will receive separation payments comprised of the following:

- a sum of $615,000, which is equal to one year of Mr. Garcia's annual base salary applicable on the date of his resignation;
- a payment of Mr. Garcia's expected ACI award for 2019, based on an assumed score of 1.0;
- a lump sum of $20,000 for COBRA coverage over a 12-month period;
- full vesting with respect to 10,861 shares underlying the Initial Sign-On RS, 5,880 shares of the One-Time RS, and 66 2/3%, or 5,344 shares, of the 2019 RS;
- a sum of $500,000 in lieu of the Subsequent Sign-On Award;
- a sum of $409,590 in lieu of receiving any portion of the annual 2020 long-term incentives;
- reimbursement of reasonable and documented career transition services through July 31, 2020; and
- continued vesting (upon the contractual vesting date) with respect to 66 2/3%, or 3,131 shares (based on target performance), of the 2019 PB-TSR and PB-FCF, subject to the Company's certification of the satisfaction of applicable performance criteria.

Given Mr. Garcia continued to be employed by the Company through December 31, 2019, potential payments and termination events under Mr. Garcia's employment agreement are described under "Potential Payments Upon Termination or Change-in-Control — Employment Agreements."

## Mr. Kapoor's Employment Agreement and Retirement Agreement

On August 23, 2013, we entered into an employment agreement, effective September 23, 2013, with Mr. Kapoor with respect to his position as Senior Vice President and Chief Financial Officer. Initially, Mr. Kapoor was entitled to a base salary of $525,000, and was eligible for an ACI equal to 100% of his base salary, an annual target LTIP award of 200% of his base salary, and, from time to time, a target discretionary bonus in the form of cash or equity of 10% of earned base salary. On July 26, 2016, Mr. Kapoor's title was changed to Executive Vice President and Chief Financial Officer.

Mr. Kapoor received salary increases in 2015 and 2016. Most recently, in May 2016, the Board increased Mr. Kapoor's base salary to $650,000 and in January 2018, Mr. Kapoor's LTIP target award was increased to 300% of his base salary.

On November 20, 2018, the Company entered into a Retirement Agreement and General Release (the "Retirement Agreement") with Mr. Kapoor. Pursuant to the Retirement Agreement, Mr. Kapoor resigned from the position of Senior Vice President and Chief Financial Officer on January 9, 2019 and, thereafter, served as Senior Financial Advisor until March 31, 2019 (the "Retirement Date"). For one year following the Retirement Date, Mr. Kapoor was to provide consulting services to the Company (the "Consulting Term").

Under the terms of the Retirement Agreement and in consideration of Mr. Kapoor's cooperation in the transition and provision of consulting services, release of claims, and compliance with certain obligations, including confidentiality, non-competition,

non-solicitation, and non-disparagement covenants, Mr. Kapoor received separation payments comprised of the following:

- 12,000 shares of restricted stock vesting in 12 equal monthly installments over the Consulting Term;

- a sum of $650,000, which is equal to one year of Mr. Kapoor's annual base salary, paid in 12 equal monthly installments over the Consulting Term;

- a payment based on actual achievement of 2018 performance under the ACI;

- a prorata payment of his target 2019 ACI award under the OIP for the portion of the 2019 plan year prior to the Retirement Date;

- a sum of $250,000 to cover Mr. Kapoor's relocation expenses; and

- COBRA coverage through the first anniversary of the Retirement Date.

In addition, until his Retirement Date, Mr. Kapoor continued to receive his base salary then in effect and vest as an active employee in his outstanding awards under the LTIP in accordance with their terms, including, in the case of performance-based grants, the satisfaction of applicable performance criteria. Following the Retirement Date, Mr. Kapoor was entitled to receive his account balance and accrued benefit, as applicable, under the Company's RSP in accordance with the terms thereof.

## Other Employment Agreements

Both Ms. Marnick and Mr. Hawkins have employment agreements with the Company. However, both of their roles have changed significantly since the employment agreements were entered into, and all termination benefits expressly provided by the agreements have expired. Accordingly, the Company does not believe a description of the terms of such agreements is necessary to understand the information disclosed in the "Summary Compensation Table."

# Grants of Plan-Based Awards in 2019

The following table presents information regarding grants of plan-based awards to the NEOs during the fiscal year ended December 31, 2019. For more information on the terms applicable to the awards reflected below, please see "2019 Compensation Program Elements."

| Name | Grant Date | Date Award Approved by Board | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards | |
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | Number of Shares of Stock (#) | Grant Date Fair Value of Stock Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|
| **Thomas C. Gentile III** | | | | | | | | | | |
| ACI[1] | | | 468,384 | 1,873,535 | 3,747,070 | | | | | |
| RS[2] | 2/6/2019 | 1/23/2019 | | | | | | | 46,590 | 4,290,007 |
| PB-TSR[3] | 2/6/2019 | 1/23/2019 | | | | 2,878 | 11,510 | 23,020 | | 1,430,002 |
| PB-FCF[4] | 2/6/2019 | 1/23/2019 | | | | 3,946 | 15,782 | 31,564 | | 1,430,007 |
| **Jose I. Garcia** | | | | | | | | | | |
| ACI[1] | | | 153,750 | 615,000 | 1,230,000 | | | | | |
| Sign-On[5] | 2/6/2019 | 11/20/2018 | | | | | | | 10,861 | 1,000,081 |
| RS[2] | 2/6/2019 | 1/23/2019 | | | | | | | 8,015 | 738,021 |
| RS[6] | 11/5/2019 | 10/22/2019 | | | | | | | 5,880 | 500,065 |
| PB-TSR[3] | 2/6/2019 | 1/23/2019 | | | | 496 | 1,981 | 3,962 | | 246,119 |
| PB-FCF[4] | 2/6/2019 | 1/23/2019 | | | | 679 | 2,715 | 5,430 | | 246,006 |
| **Sanjay Kapoor** | | | | | | | | | | |
| Retirement[7] | 4/1/2019 | 11/20/2018 | | | | | | | 12,000 | 1,104,960 |
| **Samantha J. Marnick** | | | | | | | | | | |
| ACI[1] | | | 137,500 | 550,000 | 1,100,000 | | | | | |
| RS[2] | 2/6/2019 | 1/23/2019 | | | | | | | 7,706 | 709,568 |
| PB-TSR[3] | 2/6/2019 | 1/23/2019 | | | | 476 | 1,904 | 3,808 | | 236,553 |
| PB-FCF[4] | 2/6/2019 | 1/23/2019 | | | | 653 | 2,611 | 5,222 | | 236,583 |
| **Duane F. Hawkins** | | | | | | | | | | |
| ACI[1] | | | 133,750 | 535,000 | 1,070,000 | | | | | |
| RS[2] | 2/6/2019 | 1/23/2019 | | | | | | | 8,019 | 738,390 |
| PB-TSR[3] | 2/6/2019 | 1/23/2019 | | | | 496 | 1,981 | 3,962 | | 246,119 |
| PB-FCF[4] | 2/6/2019 | 1/23/2019 | | | | 680 | 2,717 | 5,434 | | 246,187 |
| **John A. Pilla** | | | | | | | | | | |
| ACI[1] | | | 118,750 | 475,000 | 950,000 | | | | | |
| RS[2] | 2/6/2019 | 1/23/2019 | | | | | | | 5,881 | 541,522 |
| PB-TSR[3] | 2/6/2019 | 1/23/2019 | | | | 364 | 1,453 | 2,906 | | 180,521 |
| PB-FCF[4] | 2/6/2019 | 1/23/2019 | | | | 499 | 1,993 | 3,986 | | 180,586 |

(1) Represents ACIs that were paid in February 2020 but granted and earned in 2019. The actual ACI amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table." For Mr. Gentile, the threshold, target, and maximum figures were calculated on a weighted-average basis, giving effect to the change made to his base salary and ACI target during 2019.

(2) Represents RSs that vest annually over three years, beginning February 6, 2020, if such NEO remains employed by the Company on each annual vesting date. The grant date fair value of the award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares multiplied by $92.08, the average of the opening and closing prices of Common Stock on the grant date. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(3) Represents PB-TSRs that vest at the end of the three-year performance period based on the ranking of the Company's TSR relative to the TSR of each of the companies in the Company's peer group. The grant date fair value of the award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares granted at target multiplied by $124.24, which was determined using a Monte Carlo simulation based on the probable ranking of the Company's TSR relative to a group of the Company's peers. Actual payout may be zero or range from 25% to 200% of the target shares granted. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."-

(4) Represents PB-FCFs that vest at the end of the three-year performance period based upon the achievement of a certain percentage of free cash flow as a percentage of revenue on a cumulative basis over the period. The grant date fair value of the award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares granted at target multiplied by $90.61, the closing price of Common Stock on the grant date, adjusted for dividends. Actual payout may be zero or range from 25% to 200% of the target shares granted.

(5) Represents a sign-on award that vests annually over three years beginning on February 6, 2020. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(6) Represents a one-time RS that vests annually over three years, beginning November 5, 2020. The grant date fair value of the award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares multiplied by $85.045, the average of the opening and closing prices of Common Stock on the grant date. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(7) Represents a retirement award that vests in 12 monthly installments between April 1, 2019 and March 31, 2020. The grant date fair value of the award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares multiplied by $92.08, the average of the opening and closing prices of Common Stock on the grant date.

# Outstanding Equity Awards at 2019 Fiscal Year End

The following table presents the outstanding equity awards held by the NEOs as of December 31, 2019. The Company has not granted any options or option-like awards. The market value of the awards is determined by multiplying the number of shares shown in the applicable columns below by $72.88, the closing price of Common Stock on December 31, 2019.

| Name | Grant Date | Stock Awards | | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) |
|---|---|---|---|---|---|
| | | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | | |
| **Thomas C. Gentile III** | | | | | |
| RS[1] | 2/6/2019 | 46,590 | 3,395,479 | | |
| PB-TSR[2] | 2/6/2019 | | | 2,878 | 209,749 |
| PB-FCF[3] | 2/6/2019 | | | 31,564 | 2,300,384 |
| RS[4] | 2/7/2018 | 27,989 | 2,039,838 | | |
| PB-TSR[5] | 2/7/2018 | | | 2,777 | 202,388 |
| PB-FCF[6] | 2/7/2018 | | | 28,034 | 2,043,118 |
| RS[7] | 2/7/2017 | 18,457 | 1,345,146 | | |
| PB-TSR[8] | 2/7/2017 | 22,358 | 1,629,451 | | |
| PB-FCF[9] | 2/7/2017 | 37,672 | 2,745,535 | | |
| **Jose I. Garcia** | | | | | |
| RS[1] | 2/6/2019 | 8,015 | 584,133 | | |
| PB-TSR[2] | 2/6/2019 | | | 496 | 36,148 |
| PB-FCF[3] | 2/6/2019 | | | 5,430 | 395,739 |
| RS[10] | 11/5/2019 | 5,880 | 428,534 | | |
| Sign-on[11] | 2/6/2019 | 10,861 | 791,550 | | |
| **Sanjay Kapoor** | | | | | |
| Retirement[12] | 4/1/2019 | 3,000 | 218,640 | | |
| **Samantha J. Marnick** | | | | | |
| RS[1] | 2/6/2019 | 7,706 | 561,613 | | |
| PB-TSR[2] | 2/6/2019 | | | 476 | 34,691 |
| PB-FCF[3] | 2/6/2019 | | | 5,222 | 380,579 |
| RS[4] | 2/7/2018 | 4,658 | 339,475 | | |
| PB-TSR[5] | 2/7/2018 | | | 463 | 33,743 |
| PB-FCF[6] | 2/7/2018 | | | 4,666 | 340,058 |
| RS[7] | 2/7/2017 | 3,320 | 241,962 | | |
| PB-TSR[8] | 2/7/2017 | 4,022 | 293,123 | | |
| PB-FCF[9] | 2/7/2017 | 6,778 | 493,981 | | |
| **Duane F. Hawkins** | | | | | |
| RS[1] | 2/6/2019 | 8,019 | 584,425 | | |
| PB-TSR[2] | 2/6/2019 | | | 496 | 36,148 |
| PB-FCF[3] | 2/6/2019 | | | 5,434 | 396,030 |
| RS[4] | 2/7/2018 | 5,510 | 401,569 | | |
| PB-TSR[5] | 2/7/2018 | | | 547 | 39,865 |
| PB-FCF[6] | 2/7/2018 | | | 5,520 | 402,298 |
| RS[7] | 2/7/2017 | 4,079 | 297,278 | | |
| PB-TSR[8] | 2/7/2017 | 4,943 | 360,246 | | |
| PB-FCF[9] | 2/7/2017 | 8,328 | 606,945 | | |
| **John A. Pilla** | | | | | |
| RS[1] | 2/6/2019 | 5,881 | 428,607 | | |
| PB-TSR[2] | 2/6/2019 | | | 364 | 26,528 |
| PB-FCF[3] | 2/6/2019 | | | 3,986 | 290,500 |
| RS[13] | 10/23/2018 | 4,090 | 298,079 | | |
| RS[4] | 2/7/2018 | 3,872 | 282,191 | | |

| Name | Grant Date | Stock Awards | | | |
| --- | --- | --- | --- | --- | --- |
| | | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) |
| PB-TSR[5] | 2/7/2018 | | | 385 | 28,059 |
| PB-FCF[6] | 2/7/2018 | | | 3,878 | 282,629 |
| RS[7] | 2/7/2017 | 2,744 | 199,983 | | |
| PB-TSR[8] | 2/7/2017 | 3,325 | 242,326 | | |
| PB-FCF[9] | 2/7/2017 | 5,602 | 408,274 | | |

(1) Represents 2019 annual RSs. The first tranche of the award vested on February 6, 2020, and the second and third tranches will vest on February 6, 2021, and February 6, 2022, respectively, if the NEO continues to be employed by the Company on each vesting date. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(2) Represents PB-TSRs granted in 2019 with a performance tracking period running from January 1, 2019, to December 31, 2021. The number of shares and market value shown reflects the achievement of a threshold performance goal based on the Company's 2019 TSR performance. The award vesting date is December 31, 2021, subject to performance certification by the Compensation Committee. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(3) Represents PB-FCFs granted in 2019 with a performance tracking period running from January 1, 2019, to December 31, 2021. The number of shares and market value shown reflects the achievement of a maximum performance goal based on the Company's free cash flow as a percentage of revenue performance in 2019. The award vesting date is December 31, 2021, subject to performance certification by the Compensation Committee. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(4) Represents 2018 annual RSs. The first tranche of the award vested on February 7, 2019, the second tranche vested on February 7, 2020, and the third tranche will vest on February 7, 2021, if the NEO continues to be employed by the Company on such date.

(5) Represents PB-TSRs granted in 2018 with a performance tracking period running from January 1, 2018, to December 31, 2020. The number of shares and market value shown reflects the achievement of a threshold performance goal based on the Company's 2019 TSR performance. The award vesting date is December 31, 2020, subject to performance certification by the Compensation Committee.

(6) Represents PB-FCFs granted in 2018 with a performance tracking period running from January 1, 2018, to December 31, 2020. The number of shares and market value shown reflects the achievement of a maximum performance goal based on the Company's free cash flow as a percentage of revenue performance in 2019. The award vesting date is December 31, 2020, subject to performance certification by the Compensation Committee.

(7) Represents 2017 annual RSs. The first tranche of the award vested on February 7, 2018, the second tranche of the award vested on February 7, 2019, and the third tranche of the award vested on February 7, 2020.

(8) Represents PB-TSRs granted in 2017 with a performance tracking period running from January 1, 2017, to December 31, 2019. The number of shares and market value shown reflects the actual award performance through December 31, 2019 at 120% (percentile of 58th), as certified by the Compensation Committee on January 21, 2020. The award vested on February 7, 2020.

(9) Represents PB-FCFs granted in 2017 with a performance tracking period running from January 1, 2017, to December 31, 2019. The number of shares and market value shown reflects actual award performance through December 31, 2019 at 200% (free cash flow as a percentage of revenue over the performance period was 7.82%), as certified by the Compensation Committee on January 21, 2020. The award vested on February 7, 2020.

(10) Represents a one-time RS that vests annually over three years, beginning November 5, 2020. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(11) Represents a sign-on award that vests annually over three years beginning on February 6, 2020. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(12) Represents a retirement restricted stock award granted on April 1, 2019 vesting in equal tranches over a 12-month period.

(13) Represents a one-time RS that vests annually over three years. The first tranche of the award vested on October 23, 2019, the second tranche vested on October 23, 2020, and the third tranche will vest on October 23, 2021, if Mr. Pilla remains employed by the Company on such date.

# Option Exercises and Stock Vested for Fiscal Year 2019

The following table presents information regarding NEO stock awards that vested in 2019. Values reflected below are gross amounts that do not include any reductions for tax withholding. Mr. Garcia is not included as he did not have any stock that vested in 2019. The Company has not granted any options or option-like awards.

| Name | Grant Date | Vesting Date | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
|---|---|---|---|---|
| **Thomas C. Gentile III** | | | | |
| RS(1) | 2/7/2018 | 2/7/2019 | 13,995 | 1,296,147 |
| RS(2) | 2/7/2017 | 2/7/2019 | 18,458 | 1,709,488 |
| **TOTAL** | | | **32,453** | **3,005,635** |
| **Sanjay Kapoor** | | | | |
| PB-TSR(3) | 2/9/2016 | 2/9/2019 | 6,076 | 563,412 |
| RS(1) | 2/7/2018 | 2/7/2019 | 4,367 | 404,450 |
| RS(2) | 2/7/2017 | 2/7/2019 | 6,492 | 601,257 |
| RS(4) | 2/9/2016 | 2/9/2019 | 7,607 | 705,378 |
| Retirement(5) | 3/31/2019 | Multiple | 9,000 | 729,410 |
| **TOTAL** | | | **33,542** | **3,003,907** |
| **Samantha J. Marnick** | | | | |
| PB-TSR(3) | 2/9/2016 | 2/9/2019 | 3,167 | 293,668 |
| RS(1) | 2/7/2018 | 2/7/2019 | 2,329 | 215,700 |
| RS(2) | 2/7/2017 | 2/7/2019 | 3,321 | 307,574 |
| RS(4) | 2/9/2016 | 2/9/2019 | 3,965 | 367,665 |
| **TOTAL** | | | **12,782** | **1,184,607** |
| **Duane F. Hawkins** | | | | |
| PB-TSR(3) | 2/9/2016 | 2/9/2019 | 4,603 | 426,825 |
| RS(1) | 2/7/2018 | 2/7/2019 | 2,756 | 255,247 |
| RS(2) | 2/7/2017 | 2/7/2019 | 4,081 | 377,962 |
| RS(4) | 2/9/2016 | 2/9/2019 | 5,764 | 534,481 |
| **TOTAL** | | | **17,204** | **1,594,515** |
| **John A. Pilla** | | | | |
| PB-TSR(3) | 2/9/2016 | 2/9/2019 | 3,542 | 328,441 |
| RS(1) | 2/7/2018 | 2/7/2019 | 1,936 | 179,303 |
| RS(2) | 2/7/2017 | 2/7/2019 | 2,745 | 254,228 |
| RS(4) | 2/9/2016 | 2/9/2019 | 4,434 | 411,154 |
| RS(6) | 10/23/2018 | 10/23/2019 | 2,045 | 158,794 |
| **TOTAL** | | | **14,702** | **1,331,920** |

(1) Represents shares vesting under the 2018 annual RS. The value realized on vesting represents the number of shares multiplied by $92.615, the average of the high and low prices of Common Stock on the vesting date.

(2) Represents shares vesting under the 2017 annual RS. The value realized on vesting represents the number of shares multiplied by $92.615, the average of the high and low prices of Common Stock on the vesting date.

(3) Represents shares under the 2016 PB-TSR with a performance tracking period from January 1, 2016, to December 31, 2018. Performance was certified by the Compensation Committee on January 23, 2019, at a percentile rank of 50th and a resulting payout of 100%. The value realized on vesting represents the number of shares multiplied by $92.7275, the average of the high and low prices of Common Stock on the vesting date.

(4) Represents shares vesting under the 2016 annual RS. The value realized on vesting represents the number of shares multiplied by $92.7275, the average of the high and low prices of Common Stock on the vesting date.

(5) Represents shares vesting under the Mr. Kapoor's Retirement RS, which vests monthly between April 1, 2019 to March 31, 2020. In 2019, there were 9 vestings at the following dates and values: (i) April 30, 2019 at $86,580; (ii) May 31, 2019 at $81,025; (iii) June 28, 2019 at $80,475; (iv) July 31, 2019 at $77,090; (v) August 30, 2019 at $80,420; (vi) September 30, 2019 at $82,755; (vii) October 31, 2019 at $80,490; (viii) November 29, 2019 at $87,235; and (ix) December 31, 2019 at $73,340. Each value represents 1,000 shares multiplied by the average of the high and low prices of Common Stock on the vesting date.

(6) Represents shares vesting under Mr. Pilla's one-time RS. The value realized on vesting represents the number of shares multiplied by $77.65, the average of the high and low prices of Common Stock on the vesting date.

# Pension Benefits

The following table presents information concerning benefits received under the Company's PVP by Mr. Pilla during the fiscal year ended December 31, 2019. No other NEOs received any benefits under the PVP.

| Name | Plan Name | Number of Years of Credited Service[1] | Present Value of Accumulated Benefit ($)[2] |
|---|---|---|---|
| John A. Pilla | PVP | 24.0875 | 799,562 |

(1) Please note credited service was frozen in the PVP as of June 16, 2005. There is no policy that provides for granting extra years of credited service.

(2) Present value was calculated based on the assumption that Mr. Pilla's benefit commences at age 60.5. Key assumptions reflected in present value include a 3.19% discount rate, a cash balance interest crediting rate of 5.25%, and the life annuity form of payment. In order to determine changes in the present value reported in the "Summary Compensation Table," the value was also calculated as of December 31, 2018. For values as of December 31, 2018, the discount rate was 4.21%. The present value was calculated assuming Mr. Pilla retires and commences receipt of benefits at age 60. The mortality assumption for the fiscal year ending December 31, 2018, is Mercer's MILES-2010 generational mortality table for the Auto, Industrial Goods, and Transportation group with the MMP-2018 improvement scale. The mortality assumption for fiscal year ending December 31, 2019, is Mercer's MILES-2010 generational mortality table for the Auto, Industrial Goods, and Transportation group with the MMP-2019 improvement scale.

A significant portion of Spirit's operations related to Boeing aerostructures was owned and controlled by Boeing until 2005. Boeing's pension assets and liabilities were spun-off from Boeing's qualified plans (each, a "Prior Plan") into Spirit qualified plans for certain eligible Boeing employees who joined the Company. Credited service and benefit amounts under the Prior Plans were frozen as of June 16, 2005. Effective December 31, 2005, all Prior Plans were merged together into the PVP. The PVP is a frozen plan, so no additional employees may become participants in the PVP, and no current participants are accruing any additional benefits (except for the interest credits described below). The PVP is fully paid for by the Company, and the Company's employees are vested after reaching five years of service.

Mr. Pilla is the only NEO who participates in the PVP. Mr. Pilla is fully vested in his benefits. Benefits under the PVP for Mr. Pilla are based upon heritage benefits transferred into the Prior Plan and a cash balance benefit. Heritage benefits were indexed (increased) for base pay increases from the date the heritage benefit transferred to the Prior Plan until June 16, 2005. Under the cash balance benefit formula, employees received benefit credits based on their age at the end of each plan year through June 16, 2005. The annual benefit credit was a specified percentage of eligible pay, ranging from 3% at ages younger than 30 to 11% upon reaching age 50. Eligible pay included base pay and executive incentive pay, limited to Internal Revenue Code Section 401(a)(17) limits. The benefit credits ceased upon freezing the Prior Plan; however, employees continue to receive interest credits each year. Interest credits are calculated by applying simple interest to the Prior Plan balance at the beginning of the year and are accrued until the pension benefit begins. Interest credits are based on the 30-year Treasury Rate as of November of the prior year, with a minimum of 5.25% and a maximum of 10%.

The PVP benefits are payable as a life annuity (other annuity options are also available). To determine a participant's pension benefit, the participant's accumulated benefits are divided by 11 and further divided by a factor of 12 to produce a monthly benefit.

The normal retirement age under the PVP is age 65. Participants who have at least 10 years of service and are at least age 55, or at least one year of service and are at least age 62, are eligible for early retirement. Mr. Pilla is currently 60.5 years of age and is eligible for early retirement. Projected annual benefits payable upon retirement as of December 31, 2019 are $47,533 for Mr. Pilla. If he retires at age 65, the annual benefit amount is $51,633.

We also maintain the SERP, which provides supplemental, nonqualified retirement benefits to executives who (1) had their benefits transferred from a Boeing nonqualified plan to the SERP, and (2) did not elect to convert their SERP benefit into phantom stock units as of June 17, 2005. Benefits under this plan were also frozen as of the date of the Boeing acquisition. There are no SERP annuity benefits presently payable to the NEOs. Mr. Pilla was a participant in the SERP, but elected to convert his SERP benefit as of June 17, 2005, into 16,023 phantom stock units. For additional information, see "Nonqualified Deferred Compensation."

# Nonqualified Deferred Compensation

The following table presents information concerning each of the Company's defined contribution or other plans that provide for the deferral of compensation of the NEOs on a basis that is not tax-qualified. In addition, and as discussed above under "Pension Benefits," Mr. Pilla was a participant in the SERP, but elected to convert his SERP benefit as of June 17, 2005, into 16,023 phantom stock units. Mr. Pilla's vested and undelivered phantom stock units and accrued dividend equivalents are reflected below and may be settled in cash or shares on the earlier of his separation from service or a change-in-control.

| Name | Plan | Executive Contributions in Last FY ($) | Registrant Contributions in Last FY ($)[1] | Aggregate Earnings in Last FY ($)[2] | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($) |
|---|---|---|---|---|---|---|
| Thomas C. Gentile III | DCP | | 600,000 | 54,980 | | 1,889,102[3] |
| Jose I. Garcia | DCP | | 100,000 | | | 100,000 |
| Samantha J. Marnick | DCP | | 100,000 | 13,020 | | 426,142[4] |
| John A. Pilla | DCP | 237,489 | | 10,386 | | 345,318[5] |
| | SERP | | | 22,272 | | 1,190,829[6] |

(1) These amounts represent Company contributions to the DCP and are included in the "All Other Compensation" column of the "Summary Compensation Table."

(2) Under the DCP, these amounts represent earnings on DCP balances from January 1 to December 31, 2019, and are not included in the "Summary Compensation Table." For Mr. Pilla's balance under the SERP, represents an increase in value equal to the change in market value of 16,023 phantom stock units and accrued dividend equivalents under the SERP from December 31, 2018 to December 31, 2019. The change in market value of the phantom stock units for Mr. Pilla was calculated using the closing prices of Common Stock on December 31, 2018 and 2019, respectively.

(3) This amount includes $1,234,122 consisting of Company contributions and earnings on balances prior to 2019 (and as reported in last year's proxy statement).

(4) This amount includes $313,122 consisting of Company contributions and earnings on balances prior to 2019 (and as reported in last year's proxy statement).

(5) This amount includes $97,442 consisting of earnings on balances prior to 2019 (as reported in last year's proxy statement).

(6) Represents the sum of (i) $1,167,756, which represents the 16,023 phantom stock units under the SERP multiplied by $72.88, the closing price of Common Stock on December 31, 2019, and (ii) $23,073 in accrued dividend equivalents on the phantom stock units through December 31, 2019.

More information on the DCP and SERP can be found under "Other Compensation Elements and Information" and "Potential Payments Upon Termination or Change-in-Control." There were no "above-market" earnings (defined by SEC rule as that portion of interest that exceeds 120% of the applicable federal long-term rate) under the DCP during fiscal year 2019, as the Company used 120% of the applicable federal long-term rate to determine the amounts to be contributed.

# Potential Payments Upon Termination or Change-in-Control

While the Company does not maintain any specific change-in-control agreements or other similar plans or arrangements intended specifically to provide income protection for executive officers upon a change-in-control, that Company has several programs — the ACI, LTIP, Perquisite Allowance Program, and DCP — that deliver benefits upon certain types of termination or a change-in-control.

Information about these severance benefits is contained below, followed by a table summarizing the monetary benefits upon triggering events. As Mr. Kapoor left the Company prior to December 31, 2019, his termination benefits are not included below. The details of his Retirement Agreement (and the compensation and payments made thereunder) are set forth under "---Summary Compensation Table - Employment and Separation Agreements."

## Employment Agreements

Only the employment agreements of Messrs. Gentile and Garcia provide for any payments to be made, or benefits provided, beyond the date of termination as of December 31, 2019. These benefits are paid only in the circumstances described below. Receipt of these benefits is conditioned upon the execution of a release of claims against the Company and satisfaction of certain covenants, including non-solicitation and non-competition covenants. Pursuant to Mr. Garcia's employment agreement, the non-solicitation and non-competition covenants apply for two years post-termination. Pursuant to Mr. Gentile's employment agreement, the non-solicitation and non-competition covenants apply for one year post-termination if terminated without cause or for good reason, or two years post-termination if terminated for any other reason.

### Termination by the Company for Cause or by the Employee without Good Reason

Upon a termination for cause or without good reason, Messrs. Gentile and Garcia are only entitled to their compensation through the date of termination.

For Mr. Gentile, a "for cause" termination is defined as a termination resulting from the following:

(1) commission of a material breach, acts involving fraud, material and intentional dishonesty, material and intentional unauthorized disclosure of confidential information, a felony or other crime involving moral turpitude, or a material violation of Company policies;

(2) direct and deliberate acts constituting a material breach of the duty of loyalty;

(3) refusal or material failure (other than by reason of disability) to perform duties and responsibilities, if such refusal or failure is not remedied within 30 days after receipt of written notice thereof from the Board;

(4) material underperformance, as reflected in two consecutive written performance reviews not less than six months apart; or

(5) inability to obtain and maintain the appropriate level of U.S. security clearance.

For Mr. Garcia, a "for cause" termination is defined as a termination resulting from the following:

(1) commission of a material breach that, if curable, is not cured within 10 business days after written notice thereof;

(2) acts involving moral turpitude, including fraud, material and willful dishonesty, willful and intentional unauthorized disclosure of confidential information, the commission of a felony, or material violation of Company policies;

(3) direct and deliberate acts constituting a material breach of the duty of loyalty; or

(4) Willful or continuous refusal, other than by reason of disability, to perform the material duties reasonably assigned to Mr. Garcia if such refusal is not remedied within 10 business days after written notice thereof.

### Termination Without Cause or For Good Reason

Mr. Gentle is no longer able to terminate his employment for good reason (this benefit ended on April 1, 2019).

Upon a termination by the Company without cause, Messrs. Gentile and Garcia are entitled to their base salary in effect prior to termination and the costs of providing COBRA medical and dental benefits coverage over a period of 12 months.

In addition, for Mr. Garcia, if the Company terminates his employment for any reason other than for cause, or he terminates his employment for good reason or due to death or disability, before January 9, 2022, the following long-term incentives will vest:

- 66-2/3% of the annual long-term incentive awards granted to Mr. Garcia in 2019; and

- 33-1/3% of the annual long-term incentive awards granted to Mr. Garcia in 2020, so long as the grant is made on or before the date of termination.

With respect to Mr. Garcia's cash sign-on award, he received the second installment of $500,000 on January 9, 2020. If Mr. Garcia was terminated without cause, due to death or disability or for good reason prior to the payment date of the second installment, the unpaid amount was required to be paid within 30 days of termination.

Mr. Garcia received 10,861 shares of Common Stock under the Initial Sign-On RS. Mr. Garcia was to be granted the Subsequent Sign-on Award on January 9, 2020. Upon a termination without cause, due to death or disability, or for good reason prior to the grant of the Subsequent Sign-On Award, Mr. Garcia was entitled to full vesting of the Initial Sign-On RS and, in lieu of granting the Subsequent Sign-On Award, the Company was required to pay Mr. Garcia $500,000 in cash within 30 days of such termination.

For Mr. Garcia, "good reason" means a termination 30 days after the Company has received notice of, and failed to cure the following:

(1) a material diminution in title, duties, role, reporting line, and/or responsibilities, and/or the assignment of duties and/or responsibilities inconsistent with his title or role;

(2) reduction of base salary and/or ACI or LTIP opportunity;

(3) relocation to any place other than Wichita, Kansas; and/or

(4) a material breach by the Company without notice.

# Awards under the Omnibus Incentive Plan: ACI and Long-Term Incentives

## Annual Cash Incentive

In the event of a "qualifying retirement" that occurs 90 days or more after the beginning of the plan year, the participant will be entitled to receive a prorated ACI based on full-year performance metrics actually achieved for such year. Other than Mr. Pilla, none of the NEOs qualify for this benefit as of December 31, 2019.

In the event of a change-in-control of the Company, each participant who incurs a "qualifying termination," either in anticipation of the change-in-control or during the period beginning 30 days before the date of the change-in-control and ending two years after the closing of the change-in-control, will be entitled to receive a cash award equal to the full-year ACI that the participant would have been entitled to receive for the year during which such termination occurs had the target performance metrics established for that year been met.

## Long-Term Incentives (Includes One-Time and Sign-On Awards)

### Retirement - 2018 and 2019 Long-Term Incentives

Upon a participant's termination due to "retirement," the participant will (i) fully vest in outstanding time-based restricted stock awards and (ii) vest in a prorated portion of outstanding performance-based restricted stock awards (prorated based on the number of days continuously employed during the performance period) based on actual performance measured at the end of the applicable performance period. None of our NEOs is currently entitled to these benefits.

### Death or Disability - 2018 and 2019 Long-Term Incentives

Upon a participant's termination due to death or disability prior to vesting, the participant will (i) fully vest in his or her outstanding time-based restricted stock awards, and (ii) vest in a prorated portion of his or her outstanding performance-based restricted stock awards (prorated based on the number of days continuously employed during the performance period) based on target performance.

### Qualifying Termination in Connection with a Change-in-Control - All Outstanding Long-Term Incentives

Each participant who incurs a "qualifying termination" will become fully vested upon termination of employment. If an award is subject to performance conditions, the portion that vests will, at the discretion of the Compensation Committee, be determined based upon actual performance through the date of the change-in-control (or, if later, the date of the qualifying termination) or, if the Compensation Committee determines that measurement of actual performance cannot be reasonably assessed, the assumed achievement of target performance. In addition, each such participant will also receive a cash award equal to the dollar value of the long-term incentive that would have been made to the participant in the ordinary course of business within the 12-month period following the date of qualifying termination, based on the participant's annual base pay in effect on the date of qualifying termination.

## Definitions:

"Qualifying termination" means the participant's termination, either in anticipation of the change-in-control or during the period beginning 30 days before the date of the change-in-control and ending two years after the closing of the change-in-control, (i) by the Company without cause, or (ii) by the participant for good reason.

"Cause" means that the Company has "cause" to terminate the employee, as defined in any applicable employment or consulting agreement, or any of the following has occurred:

(1) Gross negligence or willful misconduct in the exercise of responsibilities;

(2) Breach of fiduciary duty;

(3) Material breach of any provision of an employment contract or consulting agreement;

(4) The commission of a felony crime or crime involving moral turpitude;

(5) Theft, fraud, misappropriation, or embezzlement (or reasonable suspicion of the same);

(6) Willful violation of any federal, state, or local law (except traffic violations and other similar matters not involving moral turpitude); or

(7) Refusal to obey any resolution or direction of the participant's supervisor or the Board.

"Good reason" means a voluntary termination within 90 days after the participant is assigned to a diminished position (provided certain conditions are met).

"Diminished position" means a position that reflects any of the following changes or actions, unless the participant has consented to the change or action in writing:

(1) a material diminution in the participant's base compensation, authority, duties, responsibilities, or associated job title;

(2) relocation of the participant's principal office to a location that is greater than 50 miles from the location of the participant's principal office immediately before such relocation; or

(3) any action or inaction with respect to the terms and conditions of the participant's service that constitutes a material breach by the Company of any written agreement between the participant and the Company.

"Retirement" is defined as:

- For purposes of the 2018 Long-Term Incentives, termination on or after the date when the grantee has attained age 62; and

- For purposes of the 2019 Long-Term Incentives, termination on or after the date when the grantee has attained age 62, other than a termination by the Company for cause or termination by the Company at the time cause exists.

"Qualifying retirement" is defined, for purposes of the ACI, as a voluntary termination of employment on or after attaining the age of 55 with at least 10 years of service with the Company and its affiliates or the age of 60 with at least five years of such service.

A "change-in-control" is

(1) a transaction pursuant to which a person, or more than one person acting as a group, acquires more than 50% of the Common Stock; or

(2) a merger or consolidation involving the Company in which the Company is not the surviving entity, or (3) a transaction that is a sale of all or substantially all of the Company's assets if all or substantially all the proceeds from such transaction are distributed to the stockholders of the Company.

## Perquisite Allowance Plan

Upon the occurrence of a change-in-control of the Company, a participant who incurs a qualifying termination (as defined under the OIP above) either in anticipation of the change-in-control or during the period beginning 30 days before the change-in-control and ending two years after the closing of the change-in-control, is entitled to receive a cash award equal to (1) any remaining unused portion of the participant's allowance for the calendar year in which the qualifying termination occurs, plus (2) an amount equal to 100% of the participant's allowance for the calendar year in which the qualifying termination occurs.

## Deferred Compensation Plan

Individuals participating in the DCP are entitled to receive payment of amounts credited to their deferred compensation accounts under the DCP upon a separation from service (subject to the expiry of any applicable waiting period). However, in the event of a termination for cause (as defined under the OIP), no amounts credited to the employer-match account or employer discretionary contribution amount shall be payable to the participant. Payment to a participant of any employer-matching or discretionary contributions made under the DCP is subject to compliance by the participant with non-competition, non-solicitation, and confidentiality requirements during the term of the participant's employment and for so long as the participant receives payments under the DCP. DCP amounts are excluded from the table below.

## SERP

Pursuant to the SERP, Mr. Pilla holds 16,023 phantom stock units. Upon any termination of employment (including for cause) or change-in-control, Mr. Pilla is entitled to receive payment with respect to each of those phantom stock units in an amount equal to (i) the market value of one share of Class A Common stock in the Company (determined as of the business day immediately preceding the date of payment), plus (ii) the amount of all dividends (other than stock dividends), if any, actually paid on one share of Class A Common stock in the Company during the period from June 16, 2005, through the date payment is made. A "Change-in-Control" under the SERP is a transaction pursuant to which a person acquires (i) more than 50% of the total voting power of Common Stock, or (ii) all or substantially all the assets of the Company or Spirit AeroSystems, Inc., and all or substantially all the proceeds from such transaction are distributed to the stockholders of the Company. Payment under the SERP will be made in a single lump sum in cash or Common Stock following the change-in-control or separation from service. Since Mr. Pilla's SERP phantom stock units are fully vested, they are excluded from the table below.

# Summary Table-Potential Payments Upon Termination or Change-in-Control

The following table summarizes the value of compensation and benefits payable to each NEO upon termination that would exceed the compensation or benefits generally available to salaried employees. Benefits and payments are calculated using a termination date of December 31, 2019. For equity valuation purposes, the table below uses $72.88, the closing price of Common Stock on December 31, 2019. For purposes of presenting amounts payable over a period of time (e.g. salary continuation), the amounts are shown as a single total but not as a present value (i.e., the single sum does not reflect any discount).

| Name | Severance[1] ($) | ACI[2] ($) | RS ($) | PB-TSR and PB-FCF ($) | Cash Award under LTIP[9] ($) | Perquisite Plan[10] ($) | Other[11] ($) | Total[12] ($) |
|---|---|---|---|---|---|---|---|---|
| **Thomas C. Gentile III** | | | | | | | | |
| Termination without Cause | 1,313,709 | | | | | | | 1,313,709 |
| Change-in-Control and Qualifying Termination | 1,313,709 | 1,873,535 | 6,780,464[3] | 7,867,303[6] | 7,150,000 | 50,000 | | 25,035,010 |
| Death or Disability | | | 5,435,318[4] | 1,883,542[8] | | | | 7,318,859 |
| **Jose I. Garcia** | | | | | | | | |
| Termination without Cause or for Good Reason | 623,276 | | 389,383[5] | 240,057[5] | | | 1,000,000 | 2,252,713 |
| Change-in-Control and Qualifying Termination | 623,276 | 615,000 | 1,804,217[3] | 360,122[7] | 1,230,000 | 26,000 | 1,000,000 | 5,658,611 |
| Death or Disability | | | 1,804,217[4] | 240,057[8] | | | 1,000,000 | 3,044,275 |
| **Samantha J. Marnick** | | | | | | | | |
| Change-in-Control and Qualifying Termination | | 550,000 | 1,143,050[3] | 1,366,309[6] | 1,182,500 | 26,000 | | 4,267,859 |
| Death or Disability | | | 901,088[4] | 312,843[8] | | | | 1,213,931 |
| **Duane F. Hawkins** | | | | | | | | |
| Change-in-Control and Qualifying Termination | | 535,000 | 1,283,271[3] | 1,603,019[6] | 1,230,500 | 26,000 | | 4,677,790 |
| Death or Disability | | | 985,994[4] | 354,453[8] | | | | 1,340,446 |
| **John A. Pilla** | | | | | | | | |
| Change-in-Control and Qualifying Termination | | 475,000 | 1,208,861[3] | 1,108,500[6] | 902,500 | 26,000 | | 3,720,861 |
| Death or Disability | | | 1,008,878[4] | 252,577[8] | | | | 1,261,455 |
| Qualifying Retirement | | 475,000 | | | | | | 475,000 |

(1)  For Messrs. Gentile and Garcia: Represents annual base salary and COBRA benefits for 12 months pursuant to each recipient's employment agreement. Under "Change-in-Control and Qualifying Termination," assumes a termination by the Company without cause under their respective employment agreements.

(2)  Under the "Change-in-Control and Qualifying Termination" row, represents a cash amount equal to the value of the full-year ACI at target performance. With respect to Mr. Pilla's "Qualifying Retirement" row, represents an amount equal to the ACI based on full-year performance metrics actually achieved for the year.

(3)  Represents a cash amount equal to all unvested RSs multiplied by $72.88.

(4)  Represents a cash amount equal to all unvested 2018 and 2019 RSs multiplied by $72.88.

(5)  Under "RS" column, represents 66 2/3% of Mr. Garcia's annual 2019 RS multiplied by $72.88. Under "PB-TSR and PB-FCF" column, represents the sum of (i) a cash amount equal to 66 2/3% of Mr. Garcia's annual 2019 PB-TSR, multiplied by 0%, the projected payout for the award, multiplied by $72.88; and (ii) a cash amount equal to 66 2/3% of Mr. Garcia's annual 2019 PB-FCF, multiplied by 182%, the projected payout for the award, multiplied by $72.88.

(6)  Represents the sum of cash amounts equal to the target amount of unvested PB-TSRs and PB-FCFs multiplied by $72.88 and multiplied by the following: (i) for the 2019 PB-TSR, 0%, the projected payout for the award; (ii) for the 2019 PB-FCF, 182%, the projected payout for the award; (iii) for the 2018 PB-TSR, 34%, the projected payout for the award; (iv) for the 2018 PB-FCF, 110%, the projected payout for the award; (v) for the 2017 PB-TSR, 120%, the projected payout for the award; and (vi) for the 2017 PB-FCF, 200%, the projected payout for the award.

(7)  For Mr. Garcia, amount assumes a qualifying termination constituting a termination without cause under his employment agreement and represents the sum of (i) a cash amount equal to 66 2/3% of Mr. Garcia's annual 2019 PB-TSR, multiplied by 0%, the projected payout for the award, multiplied by $72.88; and (ii) a cash amount equal to 66 2/3% of Mr. Garcia's annual 2019 PB-FCF, multiplied by 182%, the projected payout for the award, multiplied by $72.88.

(8)  For all except Mr. Garcia, represents a prorated cash amount equal to the number of target shares in the 2019 PB-TSR, 2019 PB-FCF, 2018 PB-TSR and 2018 PB-FCF multiplied by $72.88. For Mr. Garcia, represents the sum of (i) a cash amount equal to 66 2/3% of Mr. Garcia's annual 2019 PB-TSR, multiplied by 0%, the projected payout for the award, multiplied by $72.88; and (ii) a cash amount equal to 66 2/3% of Mr. Garcia's annual 2019 PB-FCF, multiplied by 182%, the projected payout for the award, multiplied by $72.88.

(9)  Represents a cash amount equal to the value of the full-year long-term incentive that would have been made to such NEO in the ordinary course of business within the 12-month period following the date of the change-in-control and qualifying termination based on the participant's annual base pay in effect on such date.

(10) Assumes that each NEO's allowance for 2019 was entirely unused upon the occurrence of the qualifying termination. Represents a cash award of (i) the remaining 2019 annual allowance, plus (ii) the allowance the NEO would receive for 2020.

(11) For Mr. Garcia, represents the sum of (i) a cash payment in settlement of his Subsequent Sign-On Award, and (ii) a cash payment of $500,000 of the second tranche of his cash sign-on award due in 2020.

(12) For Messrs. Garcia, Gentile and Pilla and Ms. Marnick, excludes the balance of the amounts deferred under the DCP, the value of which is reported at "---Nonqualified Deferred Compensation." For Mr. Pilla, excludes the fully vested SERP phantom stock units, the present value of which is reported at "---Nonqualified Deferred Compensation," and payments under the PVP, the present value of which is reported at "---Pension Benefits."

# 2019 CEO Pay Ratio

The 2019 annual total compensation of the Company's CEO was $11,072,149. The 2019 annual total compensation of the median employee (excluding the CEO) was $70,486. The ratio between the two amounts is 157:1.

The 2018 pay ratio in 2018 was 126:1. The increase is due primarily to the increase in Mr. Gentile's annual total compensation from $9,899,693 in 2018 to $11,079,149 in 2019, and the decrease in the median employee's compensation (due to the change in the median employee as described below) from $78,740 in 2019 to $70,486 in 2019.

## Determining the Median Employee

The Company believes that the ratio of pay included above is a reasonable estimate calculated in a manner consistent with applicable SEC rules. To identify the median employee in 2019, we reviewed base pay to all of our employees as of December 31, 2019 (the "Pay Ratio Employee Population"). We used base pay as our compensation measure to avoid variations in pay due to overtime worked or other items that may yield one-time pay increases. As a result of such review, we identified the 50 middlemost employees of the Pay Ratio Employee Population. Subsequently, we reviewed the base pay of each of those 50 employees as of December 31, 2019, as reflected in the Company's payroll records. Comparing the base pay of each of the 50 employees, we identified the eight middlemost employees. For 2019, we studied each of the eight employees' base pay and variable pay for the year of performance to determine the median and eliminated seven employees from the group. The remaining employee from that analysis is our median employee for 2019.

The Pay Ratio Employee Population was the same as the population identified in 2018, and included all U.S. and non-U.S. persons employed by the Company on a full-time, part-time, seasonal, or temporary basis. Further, the Pay Ratio Employee Population excluded independent contractors and leased workers who provide services to the Company but are employed, and whose compensation is determined, by an unaffiliated third party.

In calculating base pay for the Pay Ratio Employee Population and the group of 8 employees, we did not make any assumptions, adjustments (including cost of living adjustments), or estimates with respect to compensation, and we did not annualize compensation for any full-time employees who were not employed by us for the full 2019 year through December 31, 2019. As required by SEC rules, after identifying our median employee, we calculated annual total compensation for both our median employee and our CEO using the same methodology that we used to determine our NEOs' annual total compensation for the "Summary Compensation Table."

Given the different methodologies that companies use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

# Compensation Committee Report

The Compensation Committee establishes and oversees the design and functioning of the Company's executive compensation program. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section in this Proxy Statement with the Company's management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2020 Annual Meeting of Stockholders and also be incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year 2019.

*Compensation Committee*

Paul E. Fulchino, Chairman
Charles L. Chadwell
Robert D. Johnson

# PROPOSAL 3 RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## Overview

Ernst & Young LLP ("E&Y") conducted the audit of the Company's accounts for fiscal year 2019. The Audit Committee has selected E&Y as the Company's independent registered public accounting firm for fiscal year 2020, and the Board is asking the Company's stockholders to ratify that selection. The Company expects that representatives of E&Y will be present at the Annual Meeting and they may make a statement if they desire to do so. Further, the Company expects that such representatives will be available to respond to appropriate questions.

## Voting Standard

The affirmative vote of a majority of stockholders present, in person or by proxy, will constitute the stockholders' non-binding approval with respect to Proposal 3. With respect to Proposal 3, a stockholder may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions will be counted as present at the Annual Meeting; therefore, they will have the effect of votes "AGAINST" Proposal 3. Proposal 3 is considered a routine matter under NYSE rules. As a result, brokers who do not receive voting instructions generally may vote on Proposal 3 in their discretion. Unless otherwise instructed, the proxy holders will vote proxies received by them "FOR" the proposal.

If a majority of votes cast on this matter are not cast in favor of the selection of E&Y, the Audit Committee will reconsider the selection of such firm as the Company's independent registered public accounting firm. Even if the Company's stockholders vote on an advisory (non-binding) basis in favor of the selection, the Audit Committee may, in its discretion, direct the selection of a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

⊘ **The Board recommends you vote "FOR" the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm.**

## Pre-Approval Policy

The Audit Committee has adopted a policy governing the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Under this policy, the Audit Committee has delegated approval authority to the Chair of the Audit Committee provided the Chair reports all pre-approval decisions in writing to the Audit Committee and the decisions are discussed at the Audit Committee's next scheduled meeting. In 2019, all audit and permissible non-audit services provided by E&Y were pre-approved by the Audit Committee.

# Audit and Other Fees

The fees incurred by the Company, including its majority-owned subsidiaries, for services provided by E&Y in 2019 and 2018 are set forth below. All the fees set forth below and associated services were pre-approved by the Audit Committee. The Audit Committee concluded that the provision of the non-audit services listed below was compatible with E&Y's independence.

| | December 31, | |
| --- | --- | --- |
| | **2018** | **2019** |
| **(Dollars in thousands)** | **($)** | **($)** |
| Audit Fees[1] | 3,822.1 | 4,480.8 |
| Audit-Related Fees[2] | 1,639.2 | 628.4 |
| Tax Fees[3] | 206.4 | 172.0 |
| All Other Fees[4] | 2.0 | 7.2 |
| **TOTAL** | **5,669.7** | **5,288.4** |

(1) Represents fees and expenses for professional services provided in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements, statutory audits, and advice on accounting matters directly related to the audit.

(2) For 2019, represents fees related to merger and acquisition analysis. For 2018, represents $188.0 in fees related to the implementation of FASB's new revenue recognition standard, $43.5 in fees related to the implementation of FASB's new leasing standard, $1,333.1 in fees related to merger and acquisition analysis, and $74.6 in fees related to comfort letters.

(3) Represents fees and expenses for tax consultations and advice related to compliance with tax laws and tax-planning strategies.

(4) Represents fees related to research tools.

# Audit Committee Report

The Audit Committee currently consists of four non-employee directors. Each of the Audit Committee members satisfies the NYSE's requirements with respect to independence and financial literacy. Mses. Esteves and Wright and Mr. Plueger qualify as audit committee financial experts as defined by the SEC. The responsibilities of the Audit Committee are set forth in its charter, which is available at http://investor.spiritaero.com/govdocs. The Audit Committee's responsibilities include the appointment, compensation, and oversight of the independent registered public accounting firm. The Audit Committee met eight times in 2019.

The Company's management is responsible for preparing and presenting the Company's consolidated financial statements, and developing and maintaining the Company's system of internal control over financial reporting. The Company's internal auditors are responsible for conducting internal audits intended to evaluate the adequacy and effectiveness of this system. E&Y, the Company's independent registered public accounting firm for 2019, is responsible for auditing the Company's consolidated financial statements and issuing an opinion as to whether the financial statements fairly present the Company's financial position in conformity with U.S. generally accepted accounting principles. E&Y is also responsible for auditing the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has:

- Reviewed and discussed with management and E&Y the Company's audited financial statements as of and for the year ended December 31, 2019, as well as the representations of management regarding the Company's internal control over financial reporting;

- Reviewed and discussed with E&Y all items required by the standards of the Public Company Accounting Oversight Board ("PCAOB"); and

- Received and reviewed the written disclosures and the letter from E&Y required by applicable requirements of the PCAOB regarding E&Y's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with E&Y its independence from the Company and its management.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019, for filing with the SEC, and the Board approved the Audit Committee's recommendation. The Audit Committee selected E&Y as the Company's independent registered public accounting firm for fiscal year 2020.

*Audit Committee*
Irene M. Esteves, Chair
Stephen A. Cambone
John L. Plueger
Laura H. Wright

# PROPOSAL 4 STOCKHOLDER PROPOSAL: LET STOCKHOLDERS VOTE ON BYLAW AMENDMENTS

## Stockholder Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California, 90278, beneficial owner of 100 shares of Common Stock, is the proponent of the following stockholder proposal:

Resolved: Shareholders request that the Board of Directors take the steps necessary to adopt a bylaw that requires any amendment to the bylaws, that is approved by the board, shall be subject to a non-binding shareholder vote as soon as practical unless such amendment is already subject to a binding vote.

It is important that bylaw amendments take into consideration the impact that such amendments can have on reducing the accountability of directors and managers and/or on limiting the rights of shareholders, For example, Directors could adopt a narrowly crafted exclusive forum bylaw to suit the unique circumstances of the company.

A proxy advisor recently adopted a policy to vote against directors who unilaterally adopt bylaw provisions or amendments to the articles of incorporation that materially diminish shareholder rights.

If our directors are opposed to this proposal then it would be useful for our directors to give recent examples of companies whose directors took the initiative and adopted bylaws that primarily benefited shareholders. A shareholder vote is the best form of shareholder engagement because every shareholder has an opportunity to be heard.

Please vote to improve shareholder engagement: Let Shareholders Vote on Bylaw Amendments — Proposal 4.

## The Board of Directors' Statement in Opposition

After consideration, the Board of Directors has concluded that the adoption of this proposal is not in the best interests of our stockholders.

First, the Company's bylaws and the Delaware General Corporation Law (the "DGCL") grant stockholders the unfettered right to amend the Company's bylaws. This right is separate from the Board's right to amend the bylaws. As stated in DGCL Section 109, the fact that the Board also has the power to amend the Company's bylaws "shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws." If the Board adopts a bylaw amendment that the stockholders do not believe to be in their best interests, stockholders are able to take action at a special or annual meeting and repeal the amendment. This is the framework seen in the vast majority of the largest U.S. public companies due to its flexibility, which both allows the board to act quickly and the stockholders to amend the bylaws if deemed appropriate or needed to protect rights.

Second, requiring the Board to hold a stockholder vote for every amendment to the bylaws would result in an administrative burden to the Company and its stockholders. Preparing for and conducting excess stockholders meetings is expensive and distracting for the Company. As an example, preparing for the Company's 2019 stockholder meeting cost the Company more than $100,000. Furthermore, the bylaws contain procedural and administrative matters and amendments are often administrative or clerical in nature (involving updates to Delaware law or fixing provisions that are

outdated or off-market); involving the stockholders in such matters wastes their time. Such amendments should be handled quickly and inexpensively through a Board vote, without the unnecessary expense of a stockholder meeting and in order to adopt the amendment within the time frame necessary. Furthermore, in adopting any such amendments, the Board has and is committed to acting in full alignment with its fiduciary duties to the Company and its stockholders.

Third, the Board's strong governance practices and effective stockholder engagement program reflect its dedication to protecting and, when appropriate, enhancing stockholder rights, ensuring the stockholders have an opportunity to be heard, and maintaining accountability to stockholders and other stakeholders. The Board is committed to continuing its robust approach to governance and consistently reviews new and emerging corporate governance practices to determine if such practices would be in the best interests of the Company and its stockholders. To the extent the stockholders believe the Board is not acting in their interests, they are free to communicate with the Company's leadership, nominate new director candidates, or vote against all or certain directors at the upcoming annual meeting. Further, under the bylaws, any director who fails to receive the requisite number of votes for election is required to promptly tender his or her resignation to the Board.

For the reasons noted above, the Board requests that you vote "AGAINST" the foregoing stockholder proposal, Proposal 4.

# Voting Standard

The affirmative vote of a majority of stockholders present, in person or by proxy, will constitute the stockholders' non-binding approval with respect to Proposal 4. With respect to Proposal 4, a stockholder may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions and broker non-votes will be counted as present at the Annual Meeting; therefore, they will have the effect of votes "AGAINST" Proposal 4.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on non-routine matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 4 if you want your broker to vote your shares on the matter.

**The Board recommends that you vote "AGAINST" the foregoing stockholder proposal.**

# GENERAL INFORMATION

## Questions and Answers About the Annual Meeting and Voting

### Why am I being asked to vote?

The Company's Board of Directors is asking you to vote with respect to proposals being presented at the Company's Annual Meeting. You may either vote in person at the Annual Meeting, via the internet, by phone, or by returning a proxy card or voting instruction form. If you want to vote in person by attending the Annual Meeting, please read "How do I attend the Annual Meeting?"

### Who can vote at the Annual Meeting?

You are entitled to vote if our records show that you were a stockholder of record as of the record date, February 24, 2020 (the "Record Date"). On the Record Date, there were 104,744,137 shares of Common Stock outstanding. Each outstanding share of Common Stock is entitled to one vote.

### How do I view the Proxy Statement online?

Go to http://www.proxyvote.com and follow the instructions to view the materials.

### How can I vote my shares?

| **BY INTERNET** | **MOBILE DEVICE** | **BY MAIL** | **BY PHONE** | **IN PERSON** |
|---|---|---|---|---|
| Visit www.proxyvote.com | Use your tablet or smartphone to scan the QR code above | Complete and return the enclosed proxy card or voting instruction form | Call 1-800-690-6903 | Vote in person at the Annual Meeting; see "How do I Attend the Annual Meeting" |

**You are encouraged to read all the proxy materials before voting your shares as they contain important information for making an informed voting decision.**

### How many shares must be present to hold the meeting?

A quorum is necessary for us to hold the Annual Meeting. A quorum is the presence, in person or by proxy, of stockholders entitled to cast a majority of the votes that all stockholders are entitled to vote. Your shares will be counted as being present for purposes of determining a quorum if you attend the Annual Meeting and vote in person or properly return proxy instructions. Abstentions (where you abstain from voting) will be counted for purposes of establishing a quorum.

Further, the Company will also count broker non-votes for the purpose of determining the presence or absence of a quorum. Broker non-votes occur when a person holding shares through a bank or brokerage account does not provide instructions as to how his or her shares should be voted and the broker does not exercise discretion to vote those shares on a particular matter.

## What vote is required to approve each item?

For Proposal 1 — the Election of Directors — a director nominee will be elected if the votes "FOR" that nominee exceed the votes "AGAINST" that nominee. Abstentions and broker non-votes will have no effect on the proposal.

Proposals 2 through 4 require the affirmative "FOR" vote of a majority of shares present, in person or by proxy. With respect to Proposals 2 and 4, abstentions and broker non-votes will have the effect of a vote against the proposal. With respect to Proposal 3, abstentions will have the effect of a vote against the proposal. No broker non-votes are expected in connection with Proposal 3 since, due to its routine nature, brokers may vote in their discretion.

## How do I vote as a beneficial owner?

If you hold your stock as a beneficial owner, you may vote as provided under "How can I vote my shares?" If you want to vote in person at the Annual Meeting, you must obtain a legal proxy from your broker, bank, or other nominee and bring it to the meeting, and submit it with your vote. If you do not submit voting instructions to your broker, bank, or other nominee, your broker, bank, or other nominee will not be permitted to vote your shares in their discretion on Proposal 1, 2, or 4, but may still be permitted to vote your shares in their discretion on Proposal 3.

## Why did I receive more than one proxy card or voting instruction form?

If you received more than one proxy card or voting instruction form, you own shares in more than one account. To ensure that all of your shares are voted, please vote each account separately as set forth under "How can I vote my shares?"

## If I vote by proxy, what voting options do I have?

The Board-designated proxies are Robert D. Johnson and Stacy Cozad. With respect to all proposals, you may instruct the proxies to vote "FOR" or "AGAINST" each proposal, or you may instruct the proxies to "ABSTAIN" from voting. The shares will be voted in accordance with the instructions specified on the proxy card or voting instruction form. If no instructions are provided, your shares will be voted as recommended by the Board of Directors: "FOR" each director nominee, "FOR" the advisory vote to approve NEO compensation, "FOR" ratification of the appointment of the independent registered public accounting firm, and "AGAINST" the stockholder proposal.

## Can I change my vote?

Before the Annual Meeting, you have the power to revoke your proxy and change your vote. If you hold your shares in street name, you must follow the instructions of your broker, bank, or other nominee to revoke your proxy. If you are a holder of record and wish to revoke your proxy, you must provide instructions by internet, in writing to the Company's Corporate Secretary at Spirit AeroSystems Holdings, Inc., 3801 S. Oliver St., Wichita, KS 67210-2112, or by voting in person at the Annual Meeting.

## Who counts the votes?

Votes will be received and tabulated by Broadridge, the Company's inspector of election for the Annual Meeting.

## How do I attend the Annual Meeting?

To attend the meeting, you must be a stockholder as of the Record Date. The top half of your proxy card is your admission ticket. At the meeting, we will request government-issued photo identification and confirm your Common Stock ownership against our list of registered stockholders.

If you hold your shares in street name, you will need to request an admission ticket in writing as set forth above and will need to bring proof of Common Stock ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your shares held in street name in person, you must get a legal proxy in your name from the broker, bank, or other nominee that holds your shares, and submit it with your vote.

Please note that the use of cameras at the Annual Meeting is prohibited, and cameras will not be allowed into the meeting or any other related areas, except by credentialed media. We realize that many cellular phones and other wireless mobile devices have built-in digital cameras, and while these devices may be brought into the venue, the camera function may not be used at any time.

\*\*\*

**While we intend to hold the meeting in person at this time, we are closely monitoring the coronavirus, or COVID-19, situation. If it becomes necessary for us to hold the meeting by means of remote communication, we will announce that decision promptly, and details on how to participate will be available at https://www.spiritaero.com/2020-annual-meeting.**

\*\*\*

## What is householding?

SEC rules permit us to deliver a single copy of proxy materials to stockholders residing at the same address unless the stockholders have notified us to deliver multiple copies. This allows us to eliminate multiple unnecessary mailings. If this situation applies to you and you want to receive more than one set of proxy materials, please let us know by following the applicable instructions below:

- Registered stockholders who wish to receive a separate set of proxy materials in the future should contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.

- Beneficial stockholders who wish to receive a separate set of proxy materials in the future should contact their broker, bank, or other holder of record.

## Who is paying for this proxy solicitation?

The Company is soliciting the proxies accompanying this Proxy Statement. Proxies may be solicited by officers, directors, and regular supervisory and executive employees of Spirit, none of whom will receive any additional compensation for their services. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee of $15,000 plus reimbursement of out-of-pocket expenses.

The Company will pay persons holding shares of Common Stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. All the costs of solicitation of proxies will be paid by the Company.

## What happens if an incumbent director nominee is not elected at the Annual Meeting?

If an incumbent director nominee is not elected and no one is elected in his or her place, then, under the DGCL, the director would continue to serve as a "hold-over director." Under our bylaws, the director is required to tender his resignation to the Board. Upon receipt of the resignation, the Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation. In considering the tendered resignation, the Board will consider the Governance Committee's recommendation as well as any other factors it deems relevant, which may include:

- The qualifications of the director whose resignation has been tendered;
- The director's past and expected future contributions to the Company;
- The overall composition of the Board and its committees;
- Whether accepting the tendered resignation would cause the Company to fail to meet any applicable rule or regulation (including the NYSE listing standards and federal securities laws); and

- The percentage of outstanding shares represented by the votes cast at the Annual Meeting.

The Board will act on a tendered resignation within 90 days following certification of the stockholder vote for the Annual Meeting, and will promptly disclose its decision and rationale as to whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, in a filing with the SEC, or by other public announcement, which may include a posting on the Company's website.

If a director's resignation is accepted by the Board, or if a nominee for director who is not an incumbent director is not elected, the Board may fill the resulting vacancy or may decrease the size of the Board pursuant to the Company's bylaws.

## Where can I find the voting results after the Annual Meeting?

Prior to the conclusion of the Annual Meeting, we will announce preliminary voting results at the Annual Meeting. Final voting results will be disclosed in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

# Stockholder Proposals and Director Nominations for the 2021 Annual Meeting

Stockholder proposals intended to be included in the Company's proxy statement for presentation at the Company's 2021 annual meeting of stockholders must be received by the Company at its offices no later than November 20, 2020 (120 days preceding the one-year anniversary of the Mailing Date) and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy statement for the 2021 annual meeting of stockholders.

In addition, pursuant to the Company's bylaws, a stockholder desiring to propose any matter for consideration at the 2021 annual meeting of stockholders, other than through inclusion in the Company's proxy materials, must notify the Company's Corporate Secretary at the Company's offices on or before December 24, 2020 (120 days prior to the one-year anniversary of the immediately preceding annual meeting).

Pursuant to our bylaws, a stockholder may nominate an individual for election as a director at the 2021 annual meeting of stockholders by providing notice to the Company's Corporate Secretary at the address set forth below by December 24, 2020 (120 days preceding the one-year anniversary of the immediately preceding annual meeting) (the "Nominee Deadline"). Further, pursuant to the Company's proxy access right, a stockholder may elect to have their nominee included in the Company's proxy statement if the stockholder provides notice to the Company's Corporate Secretary at the address set forth below by the Nominee Deadline and expressly elects to have such nominee included in the Company's proxy materials pursuant to Section 1.13 of the Company's bylaws. Any notice of a nomination must be made in compliance with the procedures required by the Company's bylaws.

Stockholder recommendations and nominations for candidates to the Board as described above should be sent to the Company's Corporate Secretary at 3801 S. Oliver St., Wichita, KS 67210-2112.

# Annual Report

**The Company's 2020 Annual Report on Form 10-K has been mailed to you with the Proxy Statement, and is also available at http://www.spiritaero.com. The Company will provide to any stockholder, without charge, a paper copy of the 2019 Annual Report on Form 10-K upon written request to Spirit AeroSystems Holdings, Inc., Corporate Secretary, 3801 S. Oliver St., Wichita, KS 67210-2112.**

By order of the Board of Directors.
Sincerely,

*Stacy Cozad*

**Stacy Cozad**
*Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary*
*Spirit AeroSystems Holdings, Inc.*

March 20, 2020

# CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement includes "forward-looking statements." Forward-looking statements generally can be identified by the use of forward-looking terminology such as "aim," "anticipate," "believe," "could," "continue," "estimate," "expect," "forecast," "goal," "intend," "may," "might," "objective," "plan," "predict," "project," "should," "target," "will," "would," and other similar words or phrases, or the negative thereof, unless the context requires otherwise. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown, including, but not limited to, those described in the "Risk Factors" section of our Annual Report on Form 10-K. Our actual results may vary materially from those anticipated in forward-looking statements. We caution investors not to place undue reliance on any forward-looking statements. Important factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook include, but are not limited to, the following:

1. the timing and conditions surrounding the return to service of the B737 MAX, the B737 MAX production rates under the 2020 MOA and other agreements with Boeing, future demand for the aircraft, and any residual impacts of the grounding on production rates for the aircraft;

2. our reliance on Boeing for a significant portion of our revenues;

3. our ability to continue to grow our business and execute our growth strategy including our ability to enter into profitable supply arrangements with additional customers;

4. the business condition and liquidity of Boeing and Airbus and their ability to satisfy their contractual obligations to the Company;

5. demand for our products and services and the effect of economic or geopolitical conditions, or other events, such as pandemics, in the industries and markets in which we operate in the U.S. and globally;

6. the certainty of our backlog, including the ability of customers to cancel or delay orders prior to shipment;

7. our ability to accurately estimate and manage performance, cost, margins, and revenue under our contracts, and the potential for additional forward losses on new and maturing programs;

8. our ability and our suppliers' ability to accommodate, and the cost of accommodating, announced increases in the build rates of certain aircraft;

9. competitive conditions in the markets in which we operate, including in-sourcing by commercial aerospace original equipment manufacturers;

10. our ability to successfully negotiate, or re-negotiate, future pricing under our supply agreements with Boeing, Airbus and other customers;

11. the success and timely execution of key milestones, such as the receipt of necessary regulatory approvals and satisfaction of closing conditions, in our announced acquisitions of Asco and select Bombardier assets, and our ability to effectively assess, manage, close, and integrate such acquisitions along with others that we pursue, and generate synergies and other cost savings therefrom, while avoiding unexpected costs, charges, expenses, and adverse changes to business relationships and business disruptions;

12. the possibility that our cash flows may not be adequate for our additional capital needs;

13. our ability to avoid or recover from cyber-based or other security attacks and other operations disruptions;

14. legislative or regulatory actions, both domestic and foreign, impacting our operations;

15. the effect of changes in tax laws and the Company's ability to accurately calculate and estimate the effect of such changes;

16. any reduction in our credit ratings;

17. our dependence on our suppliers, as well as the cost and availability of raw materials and purchased components;

18. our ability to recruit and retain a critical mass of highly skilled employees;

19. our relationships with the unions representing many of our employees, including our ability to avoid labor disputes and work stoppages with respect to our union employees;

20. spending by the U.S. and other governments on defense;

21. pension plan assumptions and future contributions;

22. the effectiveness of our internal control over financial reporting; and any difficulties or delays that could affect the Company's ability to effectively implement the remediation plan, in whole or in part, to address the material weakness identified in the Company's internal control over financial reporting, as described in Item 9A. "Controls and Procedures" of the Annual Report on Form 10-K for 2019;

23. the outcome or impact of ongoing or future litigation, claims, and regulatory actions, including our exposure to potential product liability and warranty claims;

24. our ability to continue selling certain receivables through our supplier financing programs;

25. our ability to access the capital markets to fund our liquidity needs, and the costs and terms of any additional financing;

26. any regulatory or legal action arising from the review of our accounting processes; and

27. the risks of doing business internationally, including fluctuations in foreign currency exchange rates, impositions of tariffs or embargoes, trade restrictions, compliance with foreign laws, and domestic and foreign government policies.

These factors are not exhaustive and it is not possible for us to predict all factors that could cause actual results to differ materially from those reflected in our forward-looking statements. These factors speak only as of the date hereof, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. Except to the extent required by law, we undertake no obligation to, and expressly disclaim any obligation to, publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should review carefully the sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for a more complete discussion of these and other factors that may affect our business.

# APPENDIX A

# Non-GAAP Financial Measures

## Overview

In addition to reporting our financial information in our Annual Report on Form 10-K using U.S. Generally Accepted Accounting Principles ("GAAP"), certain non-GAAP financial measures (which are indicated generally by * in this Proxy Statement) are used with respect to our Annual Cash Incentive and long-term incentives. Such non-GAAP financial measures include (i) free cash flow ("Free Cash Flow"), (ii) adjusted free cash flow ("Adjusted FCF"), (iii) adjusted earnings before interest and taxes ("Adjusted EBIT"), and (iv) free cash flow as a percentage of revenue ("FCF Percentage"), which are described further below. The Company does not intend for the information to be considered in isolation or as a substitute for the related GAAP financial measures. Other companies may define and calculate the measures differently than we do, limiting the usefulness of the measures for comparison with other companies.

## Cash Flow Measures and Reconciliation: Free Cash Flow and Adjusted FCF

### Free Cash Flow

Free Cash Flow is defined as GAAP cash from operating activities, less capital expenditures for property, plant, and equipment. Management believes Free Cash Flow provides investors with an important perspective on the cash available for stockholders, debt repayment, and acquisitions after making the capital investments required to support ongoing business operations and long-term value creation. Free Cash Flow does not represent the residual cash flow available for discretionary expenditures as it excludes certain mandatory expenditures. Management uses Free Cash Flow as a measure to assess both business performance and overall liquidity.

### Free Cash Flow Percentage

FCF Percentage is the Company's Free Cash Flow or Adjusted FCF, as appropriate, as a percentage of revenue over a three-year performance period (cumulative Free Cash Flow/Adjusted FCF over the performance period divided by cumulative GAAP revenue over the performance period). This metric is used to align long-term incentives with a key valuation driver of our business, which is Free Cash Flow/Adjusted FCF. A percentage of sales is used to drive sustained cash flow performance consistent with our established long-term goal of 7-9% of revenue.

### Adjusted FCF

Management considers certain items that arise from time to time to be outside the ordinary course of our operations. Management believes that excluding these items provides a better understanding of the underlying trends in the Company's operating performance and allows more accurate comparisons of the Company's operating results to historical performance. Accordingly, Adjusted FCF is defined as Free Cash Flow adjusted for these special items. The most comparable GAAP measure is cash provided by operating activities. The tables below provide reconciliations between the GAAP and non-GAAP measures.

### Reconciliation

The table below presents a reconciliation of Free Cash Flow and Adjusted FCF to cash from operating activities for each of the periods presented, and also demonstrates a reconciliation of FCF Percentage.

| ($ in millions) | Fiscal Year Ended December 31, | | | As a Percentage of Revenue | | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2017 | 2019 | 2018 | 2017 |
| **Cash from Operating Activities** | 923 | 770 | 574 | 12% | 11 % | 8 % |
| Capital Expenditures | (232) | (271) | (273) | | | |
| **Free Cash Flow** | 691 | 499 | 301 | 9% | 7 % | 4 % |
| Cash Received under B787 Interim Pricing Agreement | | | 236 | 9% | 7 % | 7.7 % |
| Costs Related to Planned Acquisitions | 32 | 66 | | | | |
| **Adjusted FCF** | 723 | 565 | 537 | | | |

## Adjusted EBIT and Reconciliation

As presented in this Proxy Statement, Adjusted EBIT is defined as earnings before interest and taxes as adjusted to exclude certain non-operating and/or non-recurring items that the Company believes are not reflective of operating performance. The table below presents a reconciliation of Adjusted EBIT to net income (loss) for each of the periods presented.

| ($ in millions) | Fiscal Year Ended December 31, | | |
|---|---|---|---|
|  | 2019 | 2018 | 2017 |
| **Net Income** | **530.1** | **617.0** | **354.9** |
| Interest Expense and Financing Fee Amortization | 91.9 | 80.0 | 41.7 |
| Income Tax Provision | 132.8 | 139.8 | 180.0 |
| Equity in Net Income of Non-Wholly Owned Affiliates | 0.2 | (0.6) | (0.3) |
| Interest Income | (12.9) | (8.0) | (6.4) |
| **EBIT** | **742.1** | **828.2** | **569.9** |
| Impact From Severe Weather Event |  |  |  |
| Other[1] | 62.6 | 51.7 | 346.0 |
| **Adjusted EBIT** | **804.7** | **879.9** | **915.9** |

(1) For 2019, includes $55.9 million related to impact of planned acquisitions, and $6.7 million of voluntary retirement program expenses. For 2018, represents impact of planned acquisitions. For 2017, represents the 2017 Boeing agreement.

Spirit AeroSystems designs and builds aerostructures for commercial and defense customers. With headquarters in Wichita, Kansas, Spirit operates sites in the U.S., U.K., France and Malaysia. The company's core products include fuselages, pylons, nacelles and wing components for the world's premier aircraft.

Spirit AeroSystems focuses on innovative composite and aluminum manufacturing solutions to support customers around the globe. More information is available at **spiritaero.com.**

**Spirit AeroSystems Holdings, Inc.** · 3801 South Oliver · Wichita, Kansas 67210





WHERE**FLIGHT**BEGINS·